Filed pursuant to General Instruction II.L. of Form F-10,
File No. 333-276023

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying short form base shelf prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 13, 2023

Preliminary Prospectus Supplement

to a Short Form Base Shelf Prospectus dated December 13, 2023

New Issue	December 13, 2023

PEMBINA PIPELINE CORPORATION

$●

● Subscription Receipts

each representing the right to receive one Common Share

Price: $● per Subscription Receipt

Pembina Pipeline Corporation (“Pembina” or the “Corporation”) is hereby qualifying the distribution (the “Offering”) of ● subscription receipts (“Subscription Receipts”) at a price of $● per Subscription Receipt (the “Offering Price”), each of which will entitle the holder thereof to receive (i) automatically upon the closing of the Acquisition (as defined herein), without any further action on the part of the holder thereof and without payment of additional consideration, one (1) common share (“Common Share”) of the Corporation, and (ii) Dividend Equivalent Payments (as defined herein) during the period from the Offering Closing Date (as defined herein) to, but excluding, the Acquisition Closing Date (as defined herein) or to, and including, the date of a Termination Event (as defined herein), as applicable. See “Details of the Offering” and “Plan of Distribution”.

On December 13, 2023, the Corporation entered into a purchase and sale agreement (as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Purchase and Sale Agreement”) with Enbridge Inc. (“Enbridge”) to acquire all of Enbridge’s interests in Alliance, Aux Sable and NRGreen (each as defined herein) and in the related operatorship contracts for an aggregate purchase price of approximately $3.1 billion (subject to certain adjustments) (the “Purchase Price”), including approximately $327 million of assumed debt, representing Enbridge’s proportionate share of the indebtedness of Alliance (the “Acquisition”). A portion of the Purchase Price will be funded from the net proceeds of the Offering, with the remaining portion of the Purchase Price expected to be funded by borrowings under the Corporation’s existing credit facilities and cash on hand. In lieu of drawing on its existing credit facilities, in whole or in part, the Corporation may issue debt securities prior to the Acquisition Closing Date to fund a portion of the Purchase Price. See “The Acquisition”, “Use of Proceeds” and “Consolidated Capitalization”.

The gross proceeds from the sale of the Subscription Receipts, less the Non-Escrowed Underwriters’ Fee (as defined herein) (the “Proceeds”) will, from the Offering Closing Date until the earlier of the delivery of the Escrow Release Notice and Direction (as defined herein) and the Termination Time (as defined herein), be held in escrow by Computershare Trust Company of Canada, as subscription receipt agent (the “Subscription Receipt Agent”), and deposited or invested, as applicable, pursuant to the terms of the Subscription Receipt Agreement (as defined herein), provided that Dividend Equivalent Payments may be made from the Proceeds and the interest and other income received or credited thereon from time to time (the “Earned Interest” and, together with the Proceeds and any interest and other income received or credited on the Earned Interest, the “Escrowed Funds”), as described herein. See “Details of the Offering – Escrowed Funds”.

The Corporation is a foreign private issuer that is permitted, under the multijurisdictional disclosure system adopted by the Canadian Securities Administrators and the United States Securities and Exchange Commission (“SEC”), to prepare this Prospectus Supplement and the Prospectus in accordance with disclosure requirements under Canadian securities laws. You should be aware that such requirements are different from the disclosure requirements under United States (“U.S.”) securities laws. Pembina’s financial statements included or incorporated by reference into the Prospectus have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and, accordingly, may not be comparable to financial statements of U.S. companies.

Owning the Subscription Receipts and the Common Shares issuable pursuant to the terms of the Subscription Receipts may have tax consequences for holders both in Canada and the U.S. This Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion under “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Eligibility for Investment” in this Prospectus Supplement and consult with an independent tax advisor with respect to your particular circumstances.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Your ability to enforce civil liabilities under U.S. federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of the Province of Alberta, Canada, that some or all of its directors and officers are residents of Canada, that some or all of the experts named in this Prospectus Supplement and the Prospectus are residents of Canada and that all or a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the U.S. See “Enforceability of Civil Liabilities” in the Prospectus.

	Price to the Public		Underwriters’ Fee(1)		Net Proceeds to the Corporation(2)
Per Subscription Receipt	$	●	$	●	$	●
Total	$	●	$	●	$	●

(1)

Pursuant to the Underwriting Agreement (as defined herein), the Corporation has agreed to pay to the Underwriters (as defined herein) a fee equal to ●% of the gross proceeds of the Offering (the “Underwriters’ Fee”). One-half (50%) of the Underwriters’ Fee is payable on the Offering Closing Date (the “Non-Escrowed Underwriters’ Fee”) and the other one-half (50%) of the Underwriters’ Fee is payable upon closing of the Acquisition (the “Escrowed Underwriters’ Fee”). See “Plan of Distribution”. If a Termination Event occurs, the Underwriters’ Fee will consist solely of the Non-Escrowed Underwriters’ Fee.

i

(2)

Before deducting the estimated expenses of the Offering of approximately $1 million and excluding any Dividend Equivalent Payments and interest and other income that may be earned on the Escrowed Funds. The expenses of the Offering will be paid from the general funds of the Corporation.

(3)

The Corporation has granted to the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable, in whole or in part, at any time and from time to time until the earlier of: (i) 5:00 p.m. (Calgary time) on the day that is thirty (30) days following the Offering Closing Date; and (ii) the Termination Time, to purchase up to an additional ● Subscription Receipts on the same terms and conditions as the Offering, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ Fee and the net proceeds to the Corporation, before expenses of the Offering and excluding any Dividend Equivalent Payments and interest and other income that may be earned on the Escrowed Funds, will be $●, $● and $●, respectively. The distribution of the Subscription Receipts that may be issued upon the exercise of the Over-Allotment Option is also qualified under this Prospectus Supplement. A purchaser who acquires Subscription Receipts forming part of the Underwriters’ over-allocation position acquires those Subscription Receipts under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

Underwriters’ Position	Maximum Number of Subscription Receipts Available	Exercise Period	Exercise Price
Over-Allotment Option	●	Exercisable until the earlier of (i) 5:00 p.m. (Calgary time) on the day that is thirty (30) days following the Offering Closing Date, and (ii) the Termination Time	$● per Subscription Receipt

The issued and outstanding Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PPL” and on the New York Stock Exchange (the “NYSE”) under the symbol “PBA”. On December 12, 2023, the last trading day on the TSX and NYSE before the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and on the NYSE was $45.31 and US$33.34, respectively. There is currently no market through which the Subscription Receipts issuable pursuant to the Prospectus Supplement may be sold and purchasers may not be able to resell Subscription Receipts purchased under this Prospectus Supplement. This may affect the pricing of the Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of the Subscription Receipts and the extent of issuer regulation. See “Risk Factors”.

The Corporation has applied to the TSX to list the Subscription Receipts offered pursuant to this Prospectus Supplement and the Common Shares issuable pursuant to the terms of the Subscription Receipts (including the Subscription Receipts issuable pursuant to the Over-Allotment Option and the Common Shares issuable pursuant to the terms of such Subscription Receipts) on the TSX. In addition, the Corporation has applied to the NYSE to list the Common Shares issuable pursuant to the terms of the Subscription Receipts (including the Common Shares issuable pursuant to the terms of the Subscription Receipts issuable pursuant to the Over-Allotment Option) on the NYSE. The Subscription Receipts will not be listed on the NYSE. There can be no assurance that the Subscription Receipts will be accepted for listing on the TSX or that the Common Shares issuable pursuant to the terms of the Subscription Receipts will be accepted for listing on the TSX or the NYSE.

It is currently anticipated that the closing date of the Offering (the “Offering Closing Date”) will be on or about December ●, 2023, or such later date as the Corporation and the Underwriters may agree, but in any event, not later than December ●, 2023. See “Details of the Offering”.

Each Subscription Receipt will entitle the holder thereof to receive automatically, without additional consideration or further action on the part of the holder thereof, one (1) Common Share of the Corporation upon closing of the Acquisition. The Acquisition is expected to close in the first half of 2024 (the date of such closing, the “Acquisition Closing Date” and the time of such closing, the “Acquisition Closing Time”), subject to the satisfaction or waiver of customary closing conditions, including the receipt of all required regulatory approvals, including under the Competition Act (Canada), the Canada Transportation Act and the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval from the United States Federal Communications Commission. See “The Acquisition – Purchase and Sale Agreement”.

Holders of Subscription Receipts (including Subscription Receipts that may be issued upon the exercise of the Over-Allotment Option) will be entitled to receive payments per Subscription Receipt equal to the cash dividends per Common Share, if any, paid or payable to holders of Common Shares in respect of all record dates for such dividends occurring from the Offering Closing Date to, but excluding, the Acquisition Closing Date or to, and including, the Termination Date (as defined herein), as applicable, to be paid to Subscription Receipt holders of record on the record date for the corresponding dividend on the Common Shares on the date on which such dividend is paid to holders of Common Shares, paid first out of any interest and other income received or credited on the investment of the Escrowed Funds and then out of the Escrowed Funds, net of any applicable withholding taxes (each, a “Dividend Equivalent Payment”). For greater certainty, the first Dividend Equivalent Payment that holders of Subscription Receipts are expected to be eligible to receive will be, if so declared by the Board of Directors of Pembina, in respect of the dividend payable to holders of Common Shares on or about March 29, 2024, to shareholders of record as of March 15, 2024.

In the event that the Termination Date occurs after a dividend has been declared on the Common Shares but before the record date for such dividend, holders of Subscription Receipts will receive, as part of the Termination Payment (as defined herein), a pro rata Dividend Equivalent Payment in respect of such dividend declared on the Common Shares equal to the amount of such dividend multiplied by a fraction equal to: (i) the number of days from, and including, the date of the prior Dividend Equivalent Payment (or, if none, the date of the Offering Closing Date) to, but excluding, the date of the Termination Event; divided by (ii) the number of days from, and including, the date of the prior Dividend Equivalent Payment (or, if none, the prior payment date for dividends on the Common Shares) to, but excluding, the date on which such dividend is paid to holders of Common Shares. If the Termination Date occurs on a record date or following a record date for a dividend on the Common Shares but on or prior to the payment date for such dividend, Subscription Receipt holders of record on the record date will be entitled to receive the full Dividend Equivalent Payment. See “Details of the Offering”.

After the Acquisition Closing Date, the former holders of Subscription Receipts will be entitled, as holders of Common Shares, to receive dividends if, as and when declared by the Board of Directors of the Corporation from time to time, to receive notice of and to vote at all meetings of holders of Common Shares and to all other rights available to holders of Common Shares. See “Description of the Common Shares and the Preferred Shares” in the Prospectus.

Provided that the Escrow Release Notice and Direction is delivered to the Subscription Receipt Agent on or prior to the Termination Time, the Escrowed Funds, less the Escrowed Underwriters’ Fee and any amounts required to satisfy any unpaid Dividend Equivalent Payments, will be released by the Subscription Receipt Agent to or as directed by the Corporation and will be used to fund a portion of the Purchase Price. See “Use of Proceeds”.

If (i) by 5:00 p.m. (Calgary time) on October 1, 2024, (a) the Escrow Release Notice and Direction is not delivered to the Subscription Receipt Agent prior to such time, or (b) an Escrow Release Notice and Direction has been delivered to the Subscription Receipt Agent prior to such time, but the Escrowed Funds are subsequently returned to the Subscription Receipt Agent and no further Escrow Release Notice and Direction is delivered to the Subscription Receipt Agent prior to such time; (ii) the Purchase and Sale Agreement is terminated; (iii) the Corporation gives notice to TD Securities Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. (collectively, the “Lead Underwriters”), on behalf of the Underwriters, that it does not intend to proceed with the Acquisition; or (iv) the Corporation announces to the public that it does not intend to proceed with the Acquisition (each, a “Termination Event” and the time of the earliest of such Termination Event to occur, the “Termination Time” and the date on which such Termination Time occurs, the “Termination

Date”), the Subscription Receipt Agent will pay to each holder of Subscription Receipts, no earlier than the third business day following the Termination Date, an amount per Subscription Receipt (the “Termination Payment”) equal to the Offering Price in respect of such Subscription Receipt, plus (x) if a Dividend Equivalent Payment has been paid or is payable in respect of the Subscription Receipts at any time following the issuance of the Subscription Receipts, any unpaid Dividend Equivalent Payment owing to such holder, or (y) if no Dividend Equivalent Payment has been paid or is payable in respect of the Subscription Receipts at any time following the issuance of the Subscription Receipts, such holder’s proportionate share of any interest and other income received or credited on the investment of the Escrowed Funds between the Offering Closing Date and the Termination Date, in each case net of any applicable withholding taxes. The Termination Payment will be made from the balance of the Escrowed Funds at the Termination Time, provided that if the balance of the Escrowed Funds at the Termination Time is insufficient to cover the aggregate amount of the Termination Payments payable to the holders of Subscription Receipts, pursuant to the Subscription Receipt Agreement, the Corporation will be required to pay to the Subscription Receipt Agent, as agent on behalf of the holders of Subscription Receipts, the deficiency between the amount of Escrowed Funds at the Termination Time and the aggregate of the Termination Payments due to the holders of Subscription Receipts. See “Details of the Offering”. Any remaining Escrowed Funds after the payment of the Termination Payments shall be paid by the Subscription Receipt Agent to the Corporation.

TD Securities Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. (collectively, the “Underwriters”), as principals, conditionally offer the Subscription Receipts, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement, and subject to the approval of certain legal matters relating to the Offering with respect to matters of Canadian law on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Stikeman Elliott LLP and with respect to matters of U.S. law on behalf of the Corporation by Paul, Weiss, Rifkind, Wharton & Garrison LLP and on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. See “Plan of Distribution”.

The Subscription Receipts will be registered and electronically deposited through the non-certificated inventory system of CDS Clearing and Depository Services Inc. (“CDS”) and no certificates evidencing Subscription Receipts will be issued to purchasers thereof. Purchasers of Subscription Receipts will receive only a customer confirmation or statement from the Underwriter or other registered dealer which is a CDS Participant (as defined herein) from or through which a Subscription Receipt is purchased. See “Details of the Offering”.

The Underwriters propose to offer the Subscription Receipts initially at the Offering Price specified above. After a reasonable effort has been made to sell all of the Subscription Receipts at the Offering Price specified above, the Underwriters may reduce the selling price to investors from time to time in order to sell any of the Subscription Receipts remaining unsold. Any such reduction will not affect the proceeds received by the Corporation. See “Plan of Distribution”.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Subscription Receipts at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

An investment in the Subscription Receipts and the Common Shares issuable pursuant to the terms of the Subscription Receipts involves certain risks. See “Risk Factors”.

Each of the Underwriters is, directly or indirectly, a subsidiary or an affiliate of a Canadian chartered bank that is a lender to the Corporation or its affiliates or equity accounted investees and to which the Corporation or its affiliates or equity accounted investees is currently or will be indebted. In addition, TD Securities Inc. is acting as the financial advisor to the Corporation in connection with the Acquisition. Accordingly, pursuant to applicable Canadian securities laws, the Corporation may be considered a “connected issuer” of the Underwriters. See “Relationship Between the Corporation and the Underwriters”.

In the opinion of counsel, the Subscription Receipts and the Common Shares issuable to the holders of the Subscription Receipts pursuant to the terms thereof, if issued on the date hereof, generally would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) for certain tax-exempt trusts. See “Eligibility for Investment”.

The principal and registered offices of the Corporation are located at #4000, 585 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

v

PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS (continued)

PROSPECTUS

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS

This document consists of two parts. The first part of this document is this Prospectus Supplement, which describes the specific terms of the Subscription Receipts and Common Shares issuable pursuant to the terms thereof that Pembina is qualifying for distribution and also adds to, and updates certain information contained in, the Prospectus and the documents incorporated by reference therein. The second part of this document is the Prospectus, which gives more general information, some of which may not apply to the Subscription Receipts and Common Shares issuable pursuant to the terms thereof that Pembina is qualifying for distribution. Defined terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

If the description of the Subscription Receipts and Common Shares issuable pursuant to the terms thereof or any other information varies between this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein, you should rely on the information in this Prospectus Supplement.

Pembina and the Underwriters have not authorized anyone to provide you with information other than that contained in this Prospectus Supplement or contained in, or incorporated by reference into, the Prospectus or to make any representations other than those contained in this Prospectus Supplement or contained in, or incorporated by reference into, the Prospectus. Pembina and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. Pembina is not, and the Underwriters are not, making an offer to sell the Subscription Receipts in any jurisdiction where such offer or sale is not permitted. You should assume that the information in this Prospectus Supplement and the Prospectus, as well as the information in any document incorporated by reference into the Prospectus that Pembina previously filed with any securities commission or similar regulatory authority in Canada, is accurate only as of the respective dates of the applicable documents. Pembina’s business, financial condition, results of operations and prospects may have changed since those dates. A prospective purchaser should carefully read this Prospectus Supplement and the Prospectus and the documents incorporated by reference therein and consult its own professional advisors to assess the risks associated with, and the income tax, legal and other aspects of, an investment in the Subscription Receipts and Common Shares issuable pursuant to the terms thereof.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of qualifying the distribution of the Subscription Receipts and Common Shares issuable pursuant to the terms thereof. Other documents are also incorporated, or deemed to be incorporated, by reference into the Prospectus. See “Documents Incorporated by Reference”.

EXCHANGE RATES

In this Prospectus Supplement, all dollar amounts are expressed in Canadian dollars. Accordingly, all references to “$” or “dollars” are to the lawful currency of Canada and all references to “US$” are to the lawful currency of the United States. In this Prospectus Supplement, where applicable, and unless otherwise specified, dollar amounts are converted from U.S. dollars to Canadian dollars by applying the daily average rate of exchange for conversion of one U.S. dollar to Canadian dollars, as reported by the Bank of Canada on December 12, 2023.

The following table sets forth, for each of the periods indicated, the period end daily average exchange rate, the average daily exchange rate and the high and low daily average exchange rates of one U.S. dollar in exchange for Canadian dollars, as reported by the Bank of Canada.

	Nine Months Ended September 30,		Year Ended December 31,
	2023	2022	2022	2021	2020
End of Period	$1.3520	$1.3707	$1.3544	$1.2678	$1.2732
Average	$1.3457	$1.2828	$1.3011	$1.2535	$1.3415
High	$1.3807	$1.3726	$1.3856	$1.2942	$1.4496
Low	$1.3128	$1.2451	$1.2451	$1.2040	$1.2718

On December 12, 2023, the daily average rate of exchange for the conversion of one U.S. dollar into Canadian dollars, as reported by the Bank of Canada, was US$1.00 equals $1.3599.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement, the Prospectus and in certain documents incorporated by reference into the Prospectus constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”).

In addition to the following cautionary statement and the cautionary statement contained under “Forward-Looking Statements” in the Prospectus, with respect to forward-looking statements contained in the documents incorporated by reference into the Prospectus, prospective purchasers should refer to “Forward-Looking Statements and Information” in the AIF and “Forward-Looking Statements & Information” in the Annual MD&A and the Interim MD&A, as well as the advisories section of any documents incorporated by reference into the Prospectus that are filed after the date of this Prospectus Supplement and prior to the termination of the Offering.

All forward-looking statements are based on Pembina’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the forward-looking statement was made and in light of Pembina’s experience and its perception of historical trends. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “could”, “would”, “believe”, “plan”, “intend”, “design”, “target”, “undertake”, “view”, “indicate”, “maintain”, “explore”, “entail”, “forecast”, “schedule”, “objective”, “strategy”, “likely”, “potential”, “aim”, “outlook”, “propose”, “goal” and similar expressions suggesting future events or future performance. In particular, this Prospectus Supplement contains forward-looking statements pertaining to: the Acquisition, including the expected timing of closing and the expected benefits thereof, including Pembina’s ability to unlock incremental value from the Acquired Business, its expectations for the accretive effect of the Acquisition and the expected additions to incremental low risk, predominantly fee-based cash flow from operating activities; Pembina’s plans regarding financing the Purchase Price of the Acquisition; the anticipated use of proceeds of the Offering; the expected Offering Closing Date; Pembina’s 2024 capital investment program, including the amount and allocation thereof; expectations regarding Pembina’s new projects and developments, including the Cedar LNG Project (as defined herein); expectations regarding the relationship between Pembina and current and future contractual counterparties and other stakeholders, including future actions to be taken in connection therewith; expectations regarding the EPC Contract (as defined herein), including, the timing of entering into the EPC Contract, the steps taken in connection therewith, the terms thereof and Pembina’s financial commitments in relation thereto; the outlook for Alliance and Aux Sable; expectations for capacity utilization, and the timing of, Canadian liquefied natural gas export capacity; expectations for U.S. market demand for liquefied natural gas; expectations for demand growth in the WCSB (as defined herein); the alignment between Alliance’s strategic value and Canadian natural gas market dynamics; expectations for U.S. Gulf Coast liquefied natural gas export capacity; Pembina’s acceleration to a lighter commodity mix and Pembina’s expansion of its U.S. presence, reputation and brand. In addition, the Prospectus incorporates by reference forward-looking statements pertaining to Pembina’s future plans, growth projects, business strategies and expected results from future operations.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimates set out in forward-looking statements based on information currently available to Pembina at the time such forward-looking statements are made, including those factors and assumptions described under “Forward-Looking Statements and Information” in the AIF and “Forward-Looking Statements & Information” in the Annual MD&A and the Interim MD&A. Pembina believes that the expectations reflected in the forward-looking statements included in this Prospectus Supplement and those included in, or incorporated by reference into, the Prospectus are reasonable, in each case, as at the time that such statements were made, but no assurance can be given that these expectations will prove to be correct and the forward-looking statements included in this Prospectus Supplement or included in, or incorporated by reference into, the Prospectus should not be unduly relied upon.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These known and unknown risks, uncertainties and other factors include, but are not limited to, the risk factors described under “Risk Factors” in this Prospectus Supplement, “Risk Factors” in the Prospectus and “Risk Factors” in the AIF and the Annual MD&A, as well as the other risk factors described in any documents incorporated by reference into the Prospectus that are filed after the date hereof and prior to the termination of the Offering. These factors should not, however, be construed as exhaustive.

The forward-looking statements contained herein or contained in, or incorporated by reference into, the Prospectus are, in each case, made as of the date of this Prospectus Supplement or as of the date of the document in which they are contained, as applicable. Unless required by law, Pembina does not undertake any obligation to publicly update or revise such forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein or contained in, or incorporated by reference into, the Prospectus are expressly qualified by this cautionary statement.

WHERE TO FIND MORE INFORMATION

The Corporation has filed with the SEC, under the United States Securities Act of 1933, as amended, a registration statement on Form F-10 relating to the Subscription Receipts and the Common Shares issuable pursuant to the terms thereof. This Prospectus Supplement, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included in this Prospectus Supplement or incorporated by reference into the Prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete and, in each case, prospective investors should refer to the exhibits to the registration statement for a complete description of the contract, agreement or other document involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities laws and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar authority in each of the provinces of Canada and with the SEC. Under the multijurisdictional disclosure system adopted by the Canadian Securities Administrators and the SEC, documents and other information filed by the Corporation with the SEC are generally permitted to be prepared in accordance with disclosure requirements under Canadian securities laws, which are different from the disclosure requirements under the U.S. securities laws. Prospective investors may read and download any public document that the Corporation has filed with the securities commission or similar authority in each of the provinces of Canada on Pembina’s profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca. Reports and other information filed by the Corporation with and furnished to the SEC can be read and downloaded on Pembina’s profile on the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) website at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into the Prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Pembina at #4000, 585—8th Avenue S.W., Calgary, Alberta, T2P 1G1, Telephone (403) 231-7500. These documents are also available through the internet on SEDAR+, which can be accessed at www.sedarplus.ca, and on EDGAR, which can be accessed at www.sec.gov.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of qualifying the distribution of the Subscription Receipts and the Common Shares issuable pursuant to the terms thereof.

The following documents filed by Pembina, with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, the Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Prospectus or in any other subsequently filed document that is also incorporated by reference into the Prospectus:

(i)	the annual information form of Pembina dated February 23, 2023 for the year ended December 31, 2022 (the “AIF”);

(ii)	the audited consolidated financial statements of Pembina as at and for the years ended December 31, 2022 and December 31, 2021, together with the notes thereto and the auditors’ reports thereon;

(iii)	the management’s discussion and analysis of Pembina dated February 23, 2023 for the year ended December 31, 2022 (the “Annual MD&A”);

(iv)	the information circular of Pembina dated March 17, 2023 relating to the annual meeting of shareholders held on May 5, 2023;

(v)	the unaudited interim condensed consolidated financial statements of Pembina as at and for the three and nine months ended September 30, 2023, together with the notes thereto;

(vi)	the management’s discussion and analysis of Pembina dated November 2, 2023 for the three and nine months ended September 30, 2023 (the “Interim MD&A”);

(vii)

the template version (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) of the term sheet prepared for potential investors in connection with the Offering, dated and filed December 13, 2023 (the “Term Sheet”); and

(viii)

the template version of the investor presentation prepared for potential investors in connection with the Offering, dated and filed December 13, 2023 (the “Investor Presentation” and, together with the Term Sheet, the “Offering Marketing Materials”).

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any material change reports (excluding material change reports filed on a confidential basis), interim financial reports, annual financial statements and the auditors’ reports thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports, as well as all prospectus supplements disclosing additional or updated information relating to the Offering of the Subscription Receipts and Common Shares issuable pursuant to the terms thereof, filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada subsequent to the date of this Prospectus Supplement and prior to the termination of the Offering are deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any document or information incorporated by reference into the

Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement and prior to the termination of the Offering, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which the Prospectus forms a part (in the case of Form 6-K and Form 8-K, if and only to the extent expressly set out therein). Pembina may also incorporate by reference into the Prospectus other information filed with or furnished to the SEC under the U.S. Exchange Act, provided that information included in any report on Form 6-K or Form 8-K shall be deemed to be incorporated by reference into the Prospectus only if and to the extent expressly set out therein.

Any statement contained in this Prospectus Supplement, the Prospectus or in any other document (or part thereof) incorporated or deemed to be incorporated by reference into the Prospectus shall be deemed to be modified or superseded, for the purposes of this Prospectus Supplement, to the extent that a statement contained herein or in any subsequently filed document (or part thereof) which also is or is deemed to be incorporated by reference into the Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus.

MARKETING MATERIALS

The Offering Marketing Materials are incorporated by reference into the Prospectus, but do not form part of this Prospectus Supplement or the Prospectus to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement.

Any template version of any marketing materials (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed with the securities commission or similar authority in each of the provinces of Canada in connection with the Offering after the date of this Prospectus Supplement but prior to the completion or termination of the distribution of the securities under this Prospectus Supplement is deemed to be incorporated by reference into the Prospectus.

PEMBINA PIPELINE CORPORATION

Pembina is a leading energy transportation and midstream service provider that has served North America’s energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through Pembina’s integrated value chain, it seeks to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit its customers, investors, employees and communities. For a description of the business and operations of Pembina and its operating divisions, see “Description of Pembina’s Business and Operations” in the AIF and “Segment Results – Business Overview” in the Annual MD&A and the Interim MD&A.

RECENT DEVELOPMENTS

On December 11, 2023, Pembina provided its financial guidance for 2024 and an end-of-year business update. In its financial guidance, Pembina announced its expected 2024 capital investment program of $880 million, allocated as follows: $380 million to its Pipelines Division; $323 million to its Facilities Division; $7 million to its Marketing and New Ventures Division; $40 million to its Corporate segment; and $130 million to contributions to equity accounted investees of Pembina. Pipelines Division capital expenditures primarily relate to the construction of the Phase VIII Peace Pipeline Expansion and the northeast British Columbia (“NEBC”) Pipeline system expansion, pre-final investment decision development spending on potential future projects, including new pipelines and terminal upgrades within the NEBC Pipeline system and downstream systems between Taylor, British Columbia and Gordondale, Alberta, and investments in smaller growth projects, including various laterals and terminals. Capital expenditures in the Facilities Division primarily relate to construction of the 55,000 barrels per day propane-plus fractionator at Pembina’s fractionation and storage facilities at Redwater, Alberta, smaller growth projects and sustaining capital spending. The Corporation’s 2024 capital program includes $90 million of non-recoverable sustaining capital to support safe and reliable operations and $50 million related to digitization, technology and systems investments, which aim to enhance operational efficiency. In addition, Pembina Gas Infrastructure Inc., as equity accounted investee of Pembina, is proceeding with the development of a new cogeneration facility at the Kaybob South 3 Processing Plant. In addition to the 2024 capital investment program detailed above, Pembina is in development of additional growth projects that could increase the program by up to $280 million. This includes approximately $210 million related to pre-FID contributions for Cedar LNG (as defined below) and approximately $70 million related to growth projects to accommodate growing Western Canadian Sedimentary Basin (“WCSB”) volumes and incremental demand for transportation and gas processing services.

Pembina also announced that the Corporation’s partnership (“Cedar LNG”) with the Haisla First Nation, which is developing the proposed floating LNG facility in Kitimat, British Columbia (the “Cedar LNG Project”), had entered into a heads of agreement (the “HOA”) with Samsung Heavy Industries Co., Ltd. (“SHI”) and Black & Veatch Corporation (“B&V”). The HOA provides Cedar LNG, on an exclusive basis with SHI and B&V, secure access to shipyard capacity to meet the target commercial operations date for the Cedar LNG Project. Cedar LNG, SHI and B&V are expected to finalize a lump sum engineering, procurement, and construction agreement (the “EPC Contract”) in December 2023, which will provide Cedar LNG with the necessary services to construct the Cedar LNG Project, subject to a positive final investment decision in respect thereof. In connection with, and following the execution of the EPC Contract, Pembina expects to take additional steps and will be required to provide letters of credit to progress upstream infrastructure projects prior to a final investment decision. Such letters of credit, net to Pembina, are currently expected to be up to $200 million, which may become payable in the case of a negative final investment decision. In conjunction with a positive final investment decision, these letters of credit would be transferred to Cedar LNG.

THE ACQUISITION

The Acquisition

On December 13, 2023, the Corporation entered into the Purchase and Sale Agreement with Enbridge to acquire all of Enbridge’s interests in the Alliance (“Alliance”), Aux Sable (“Aux Sable”) and NRGreen Power (“NRGreen”) joint ventures and the related operatorship contracts (collectively, the ”Acquired Business”) for an aggregate purchase price of approximately $3.1 billion (subject to certain adjustments), including approximately $327 million of assumed debt, representing Enbridge’s proportionate share of the indebtedness of Alliance. The Acquisition has an effective date of January 1, 2024 (the “Effective Date”), and any capital contributions made by Enbridge after that date will increase the Purchase Price by an equivalent amount and any cash distributions or dividends paid to Enbridge by the Acquired Business in respect of operations after the Effective Date will reduce the Purchase Price by an equivalent amount. Interest will accrue on the cash portion of the Purchase Price, as adjusted, between the Effective Date and the Acquisition Closing Date. Completion of the Acquisition is subject to customary conditions for transactions of this nature, as described further below.

Pembina currently owns 50% of the equity interests in Alliance, Aux Sable’s Canadian operations and NRGreen and approximately 42.7% of the equity interests in Aux Sable’s U.S. operations, and is the operator of certain assets of the Acquired Business pursuant to various operation services agreements (“COSAs”), with Enbridge being the operator of the remaining assets of the Acquired Business under other COSAs. Following completion of the Acquisition, Pembina will hold 100% of the equity interests in Alliance, Aux Sable’s Canadian operations and NRGreen and approximately 85.4% of Aux Sable’s U.S. operations, and Pembina will become the operator of all of the Alliance, Aux Sable and NRGreen businesses. Pembina’s acquisition of Enbridge’s interests, including the additional interests in Aux Sable’s U.S. operations, is not subject to any rights of first refusal.

Acquisition Rationale

The Acquisition is an opportunistic consolidation of critical and highly differentiated North American energy infrastructure. Further, it complements Pembina’s strategy of providing access to premium end markets for world-class, long-life resources in the WCSB. Alliance has a strong track record of high reliability and utilization and is unique within North America in its ability to transport liquids rich natural gas, while providing a cross-border conduit to high demand U.S. markets. Pembina is uniquely positioned to execute the Acquisition with minimal integration risk given Pembina’s existing ownership interests in the Acquired Business, current commercial management of Alliance and operatorship of Aux Sable and established customer relationships. Using its deep knowledge of the assets of the Acquired Business, Pembina has identified both near-term and long-term synergies that it expects to unlock incremental value. The Acquisition is expected to be funded in accordance with Pembina’s financial guardrails and is expected to deliver immediate accretion to adjusted cash flow from operating activities per share. Further, Alliance and Aux Sable are currently treated by Pembina as equity accounted investees for accounting purposes and the Acquisition will allow Pembina to simplify its corporate reporting.

Pembina believes that the North American natural gas industry is in a period of dynamic transition in which the supply and demand factors support a favourable outlook for both Alliance and Aux Sable. Growing WCSB natural gas production, most notably from the Montney play, is expected to largely fill the approximately 2.8 billion cubic feet per day of new Canadian West Coast liquefied natural gas export capacity expected to come on-line over the next five (5) years, while existing production volume will continue to be drawn south to U.S. markets. Limited WCSB intra-basin demand growth, alongside growing production from the Bakken play in North Dakota, highlight the growing need for U.S.-destined natural gas transportation. As well, the liquids-rich nature of Montney and Bakken natural gas aligns well with Alliance’s strategic value within the North American natural gas market and its unique ability to transport liquids rich natural gas at a premium to U.S. Midwest markets. A significant expansion of U.S. Gulf Coast liquefied natural gas export capacity is expected over the next five (5) years and Alliance acts as a valuable and cost-effective conduit for Canadian natural gas to access this growing export market. Alliance also provides additional low risk, fee-based cash flows underpinned by long-term, predominantly take-or-pay contracts with high-quality counterparties. The Acquired Business is approximately 80-90% fee-based.

As the Acquired Business provides service for natural gas and natural gas liquids, the Acquisition is also expected to increase Pembina’s exposure to lighter hydrocarbons. Further, the Acquisition enhances Pembina’s service offering for existing customers, with whom Pembina has established strong relationships, and is anticipated to strengthen its competitive advantage.

Increasing its ownership interest in Alliance and Aux Sable will also expand Pembina’s U.S. presence and Pembina expects such increase to also provide opportunities to further establish the Corporation’s reputation and brand name in the robust U.S. natural gas liquids market. Post-2030, Pembina expects there will be an opportunity to grow its marketing portfolio by approximately 100,000 barrels per day and has identified incremental commercial integration opportunities that could further bolster Pembina’s service offering. Pembina also expects the Acquisition to deliver $225 million to $250 million of incremental low risk, predominantly fee-based cash flow from operating activities with modest sustaining capital, which will support Pembina’s continued strategic growth investments and maintain Pembina’s strong financial position.

Purchase and Sale Agreement

The Acquisition is being effected by Enbridge causing certain of its affiliates that currently directly or indirectly hold Enbridge’s interests in the Acquired Business (the “Selling Entities”) to transfer those interests (the “Conveyed Interests”) to Pembina or a designated affiliate of Pembina. The Purchase and Sale Agreement contains covenants, representations and warranties of and from each of Pembina and Enbridge and various conditions precedent. Unless all such conditions are satisfied or waived by the party for whose benefit such condition exists, to the extent they may be capable of waiver, the Acquisition will not proceed as proposed, or at all. There can be no assurance that the conditions will be satisfied or waived on a timely basis, or at all. See “ Risk Factors – Risks Relating to the Acquisition”.

The following is a description of the material provisions of the Purchase and Sale Agreement. This summary has been included to provide readers with information regarding the key terms of the Purchase and Sale Agreement and is not intended to provide any other factual information about Pembina or Enbridge or any of their respective subsidiaries or affiliates.

Representations and Warranties of the Parties

The Purchase and Sale Agreement contains certain customary representations and warranties of Enbridge related to, among other things: (i) the organization and authorization to complete the Acquisition of each of Enbridge, the Selling Entities and the Enbridge entities that currently serve as operators under the COSAs; (ii) no violations, conflicts, breaches or defaults; (iii) except for the Regulatory Approvals (as defined below) and certain other approvals and post-closing consents, no consents required in respect of the Acquisition; (iii) the ownership by Enbridge or the Selling Entities of the Conveyed Interests; and (iv) other customary tax, employment, litigation and commercial representations and warranties with respect to the Conveyed Interests, having regard to Pembina’s existing equity interests in the Acquired Business. The Purchase and Sale Agreement also contains certain customary representations and warranties of Pembina related to, among other things: (i) the organization and authorization of Pembina to complete the Acquisition; (ii) no violations, conflicts, breaches or defaults; (iii) except for the Regulatory Approvals and certain other approvals and post-closing consents, no consents required in respect of the Acquisition; and (iii) Pembina having sufficient available funds to complete the Acquisition.

Covenants of the Parties

In the Purchase and Sale Agreement, each party has agreed to certain covenants. Subject to the terms of the COSAs and other governance agreements in place with respect to the Acquired Business and to the extent within its control given its current operatorship and ownership positions, Enbridge has agreed to conduct the Acquired Business in the ordinary course of business during the period from the date of the Purchase and Sale Agreement until the Acquisition Closing Date and has agreed not to take certain actions prior to the Acquisition Closing Date without Pembina’s prior written consent, including, among other things, issuing additional debt or equity securities relating to the Conveyed Interests, amending or proposing to amend any organizational documents relating to the Conveyed Interests, entering into or amending certain material contracts, paying or declaring any dividends or distributions relating to the Conveyed Interests, incurring certain indebtedness, making certain commitments for capital expenditures, selling assets or businesses, settling any litigation or waiving certain rights and claims.

The parties have agreed to use commercially reasonable efforts to satisfy all conditions to closing (to the extent within their respective control) and to take, or cause to be taken, all commercially reasonable actions and do, or cause to be done, all other commercially reasonable things necessary to consummate the Acquisition. In particular, the parties have agreed to use commercially reasonable efforts to obtain all required approvals, including under the Competition Act (Canada), the Canada Transportation Act and the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval from the United States Federal Communications Commission (collectively, the “Regulatory Approvals”).

Closing Conditions

The Purchase and Sale Agreement provides that the respective obligations of the parties to complete the Acquisition are subject to the satisfaction of a number of conditions for the benefit of each party, including: (i) that all Regulatory Approvals have been obtained or waived in writing by the applicable governmental authority; (ii) no law, injunction or other order or ruling has been issued by a court or other governmental authority which restrains, enjoins, prohibits or otherwise makes illegal the consummation of all or any part of the Acquisition; and (iii) the accuracy of the other party’s representations and warranties and compliance by the other party with its covenants at the Acquisition Closing Date, subject to certain materiality thresholds. In addition, it is a condition to the obligation of Pembina to complete the Acquisition that no “material adverse effect” (as defined in the Purchase and Sale Agreement) has occurred from the date of the Purchase and Sale Agreement until the Acquisition Closing Date with respect to the Conveyed Interests, taken as a whole.

Termination

The Purchase and Sale Agreement may be terminated at any time prior to the Acquisition Closing Date: (i) by mutual written consent of Pembina and Enbridge; (ii) in certain circumstances if the Acquisition Closing Date has not occurred on or before the Acquisition Outside Date (as defined below); (iii) in certain circumstances if a court or other governmental authority has issued an order or ruling or taken other action that permanently restrains, enjoins or prohibits the Acquisition and such order is final and non-appealable; or (iv) in certain circumstances, if a fact, event or circumstance arises, including a breach by the other party of its representations and warranties or covenants contained in the Purchase and Sale Agreement, that would result in the failure of a condition and which cannot be cured or is not cured within a thirty (30) day cure period.

“Acquisition Outside Date” means the later of (i) June 3, 2024, except that either Pembina or Enbridge may extend the Acquisition Outside Date by up to an additional three (3) months in total, in one (1) month increments (and in each case to the first business day of the subsequent calendar month), if the Regulatory Approvals have not been obtained by such date, and (ii) the thirtieth day after the date that a notice is provided by Pembina or Enbridge to the other party that a non-satisfaction of a condition to closing of the Acquisition or a breach of a representation or warranty or covenant by the other party may give rise to a right of Pembina or Enbridge, as applicable, to terminate the Purchase and Sale Agreement (provided such non-satisfaction of a condition or breach is capable of being cured); provided that in no event shall the Acquisition Outside Date extend beyond 5:00 p.m. (Calgary time) on October 1, 2024.

Other Matters

Under the Purchase and Sale Agreement, each party has agreed to indemnify the other party for a period of 18 months (and indefinitely, in the case of certain fundamental representations made by each party) from the Acquisition Closing Date in respect of certain losses and liabilities arising out of breaches of its representations and warranties, subject to certain exceptions, including a defined time period relating to certain of Enbridge’s tax representations and warranties. Enbridge has also agreed to indemnify Pembina for (i) breaches by Enbridge of its covenants made in the Purchase and Sale Agreement; (ii) certain claims made in respect of the COSAs or the governing documents relating to the Conveyed Interests that arise prior to the Acquisition Closing Date; and (iii) Enbridge’s current pro rata share of certain taxes and, subject to certain deductibles and limitations, potential liabilities relating to existing litigation involving the Acquired Business. Certain of the indemnities for breach of Enbridge’s representations and warranties and covenants are subject to minimum thresholds and an aggregate maximum amount, in a manner which is customary for agreements of this type. Pembina has agreed to indemnify Enbridge for any environmental liabilities and abandonment and reclamation obligations whenever arising (unless related to a breach of Enbridge’s representations or warranties or covenants for which Pembina may be indemnified) and certain claims made in respect of the COSAs or the governing documents relating to the Conveyed Interests that arise after the Acquisition Closing Date.

In connection with the Acquisition, all claims between Aux Sable and a third party related to a natural gas liquids supply agreement have been settled and discontinued. In connection therewith, Pembina contributed approximately $145 million to Aux Sable, representing Pembina’s proportionate share of such claim, which is consistent with the provisions previously recognized and disclosed by Pembina. Additionally, a new third party marketing arrangement was executed and will take effect January 1, 2024.

Transition Services Agreement

Pursuant to the Purchase and Sale Agreement, on closing of the Acquisition, Pembina and Enbridge will enter into a transition services agreement (the “Transition Services Agreement”) pursuant to which Enbridge will provide (or cause its applicable affiliate to provide) certain services to Pembina (or its applicable affiliate) to assist Pembina in the operation of the Alliance, Aux Sable and NRGreen businesses where Enbridge previously operated such business under a COSA. The time period that Enbridge will provide such services will generally vary from six (6) to twelve (12) months, subject to certain extension rights of Pembina, and the provision of certain services by Enbridge may be terminated by Pembina at any time upon ten (10) days’ prior written notice to Enbridge. In return for such services, Pembina will pay Enbridge agreed-upon fees on a fixed monthly or hourly basis, depending on the particular service.

Financing of the Acquisition

Pembina expects that the Purchase Price and the expenses related to the Acquisition will be funded through a combination of: (i) the net proceeds of the Offering; and (ii) borrowings under the Corporation’s existing credit facilities and cash on hand. In lieu of drawing on its existing credit facilities, in whole or in part, the Corporation may issue debt securities prior to the Acquisition Closing Date to fund a portion of the Purchase Price. See “Consolidated Capitalization”.

In addition to customary Purchase Price adjustments for a transaction of this nature, the Purchase and Sale Agreement provides that the Purchase Price shall be decreased on a dollar-for-dollar basis by the sum of any cash dividends, returns of capital or other cash distributions of profits declared or paid by the Acquired Business to Enbridge or its affiliates in respect of operations from the Effective Date to the Acquisition Closing Date, and shall be increased on a dollar-for-dollar basis by the amount of any capital contributions made by Enbridge or its affiliates after the Effective Date until the Acquisition Closing Date, as well as interest that accrues on the cash portion of the Purchase Price, as adjusted, from the Effective Date until the Acquisition Closing Date.

USE OF PROCEEDS

The net proceeds of the Offering (excluding any Dividend Equivalent Payments and interest and other income that may be earned on the Escrowed Funds) are estimated to be approximately $● after deducting the Underwriters’ Fee and the expenses of the Offering. If the Over-Allotment Option is exercised in full, the net proceeds of the Offering (excluding any Dividend Equivalent Payments and interest and other income that may be earned on the Escrowed Funds) are estimated to be approximately $● after deducting the Underwriters’ Fee and the expenses of the Offering. The net proceeds of the Offering will be used to fund a portion of the Purchase Price. The expenses of the Offering will be paid from the general funds of the Corporation.

The Corporation expects to fund the remaining portion of the Purchase Price with borrowings under the Corporation’s existing credit facilities and cash on hand. In lieu of drawing on its existing credit facilities, in whole or in part, the Corporation may issue debt securities prior to the Acquisition Closing Date to fund a portion of the Purchase Price. See “Consolidated Capitalization”.

The Escrowed Funds, being the Proceeds and any Earned Interest, will, from the Offering Closing Date until the earlier of the delivery of the Escrow Release Notice and Direction and the Termination Time, be held in escrow by the Subscription Receipt Agent and deposited or invested, as applicable, pursuant to the terms of the Subscription Receipt Agreement in short-term obligations of, or guaranteed by, the Government of Canada, corporate commercial paper which is rated “A-1 (high)” by S&P Global Ratings or an equivalent rating from any other designated rating organization (as defined in National Instrument 44-101 – Short Form Prospectus Distributions), guaranteed investment certificates of a Canadian Schedule I bank, or in one or more interest-bearing trust accounts to be maintained by the Subscription Receipt Agent as specified in the Subscription Receipt Agreement, provided that Dividend Equivalent Payments may be made from the Escrowed Funds. See “Details of the Offering”.

If the Escrow Release Notice and Direction is delivered prior to the Termination Time, the Escrowed Funds, less the Escrowed Underwriters’ Fee and any amounts required to satisfy any unpaid Dividend Equivalent Payments, will be released by the Subscription Receipt Agent to or as directed by the Corporation and will be used to fund a portion of the Purchase Price.

If the Escrow Release Notice and Direction is not delivered on or prior to the Termination Time, the Subscription Receipt Agent will pay to each holder of Subscription Receipts, no earlier than the third business day following the Termination Date, the applicable Termination Payment. The Termination Payment will be made from the balance of the Escrowed Funds at the Termination Time, provided that if the balance of the Escrowed Funds at the Termination Time is insufficient to cover the aggregate amount of the Termination Payments payable to the holders of Subscription Receipts, pursuant to the Subscription Receipt Agreement, Pembina will be required to pay to the Subscription Receipt Agent, as agent on behalf of the holders of Subscription Receipts, the deficiency between the amount of Escrowed Funds at the Termination Time and the aggregate of the Termination Payments due to the holders of Subscription Receipts. See “Details of the Offering”. Any remaining Escrowed Funds after the payment of the Termination Payments shall be paid by the Subscription Receipt Agent to the Corporation.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since September 30, 2023 other than the repayment of approximately $358 million of indebtedness under Pembina’s unsecured $1.5 billion revolving credit facility. The following table summarizes our consolidated capitalization as at September 30, 2023, both actual and on a pro forma basis to give effect to (i) the Offering (assuming no exercise of the Over-Allotment Option); (ii) the payment of the Purchase Price (assuming no adjustments to the Purchase Price pursuant to the Purchase and Sale Agreement) funded from the net proceeds of the Offering, borrowings under the Corporation’s existing credit facilities and cash on hand; and (iii) the completion of the Acquisition.

	As at September 30, 2023
	Actual	Pro Forma(1)
	(millions of $)
Cash and Cash Equivalents(2)	86	●

Indebtedness
Senior Credit Facilities(3)(4)(5)(6)	854	●
Senior Notes(7)	9,100	9,100
Subordinated Hybrid Notes(8)	600	600

Total Indebtedness	10,554	●

Shareholders’ Equity
Common Shares(9)	15,764	●
Class A Preferred Shares(10)	2,201	2,201
Deficit	(2,733)	(2,733)
Accumulated Other Comprehensive Loss	340	340

Total Shareholders’ Equity	15,572	●

Total Capitalization	26,212	●

Notes:

(1)

Based on (i) the issuance of ● Subscription Receipts pursuant to the Offering for net proceeds of approximately $●, after deducting the Underwriters’ Fee of $● and estimated expenses of the Offering of $1 million and excluding any Earned Interest and the payment of any Dividend Equivalent Payment, (ii) borrowings under the Corporation’s existing credit facilities and cash on hand to fund the remaining $● of the Purchase Price; and (iii) the assumption of $327 million of indebtedness, representing Enbridge’s proportionate share of the indebtedness of Alliance. If the Over-Allotment Option is exercised in full, the net proceeds from the Offering will be approximately $●, after deducting the Underwriters’ fee of $● and estimated expenses of the Offering and excluding any Earned Interest and the payment of any Dividend Equivalent Payment. The expenses of the Offering will be paid from the general funds of the Corporation.

(2)	Includes cash of approximately $15 million of the Acquired Business as at September 30, 2023.
(3)	All debt amounts as at September 30, 2023 represent the outstanding principal balances of such debt obligations.
(4)

Pembina’s credit facilities as at September 30, 2023 consisted of: (i) an unsecured $1.5 billion revolving credit facility, which includes a $750 million accordion feature and which matures in June 2028; (ii) an unsecured $1.0 billion sustainability-linked revolving credit facility, which matures in June 2027; (iii) an unsecured US$250 million non-revolving term loan, which matures in May 2025; and (iv) a $50 million operating facility, which matures in June 2024 and is typically renewed on an annual basis. As at December 12, 2023, Pembina had approximately $157 million drawn on such credit facilities, leaving approximately $3.4 billion of unutilized credit facilities.

(5)

Includes approximately $327 million, representing Pembina’s proportionate share of the indebtedness of Alliance, which, prior to completion of the Acquisition, represented indebtedness of equity accounted investees of Pembina and was not included in Pembina’s consolidated indebtedness.

(6)

In lieu of drawing on its existing credit facilities, in whole or in part, the Corporation may issue debt securities prior to the Acquisition Closing Date to fund the remaining portion of the Purchase Price.

(7)

As at December 12, 2023, the Corporation had outstanding senior unsecured medium term notes in the aggregate principal amount of $9,100 million, consisting of: (i) $450 million aggregate principal amount of 4.75% Medium Term Notes, Series 3, which will mature on April 30, 2043; (ii) $600 million aggregate principal amount of 4.81% Medium Term Notes, Series 4, which will mature on March 25, 2044; (iii) $550 million aggregate principal amount of 3.54% Medium Term Notes, Series 5, which will mature on February 3, 2025; (iv) $600 million aggregate principal amount of 4.24% Medium Term Notes, Series 6, which will mature on June 15, 2027; (v) $600 million aggregate principal amount of 3.71% Medium Term Notes, Series 7, which will mature on August 11, 2026; (vi) $650 million aggregate principal amount of 2.99% Medium Term Notes, Series 8, which will mature on January 22, 2024; (vii) $550 million aggregate principal amount of 4.74% Medium Term Notes, Series 9, which will mature on January 21, 2047; (viii) $650 million aggregate principal amount of 4.02% Medium Term Notes, Series 10, which will mature on March 27, 2028; (ix) $800 million aggregate principal amount of 4.75% Medium Term Notes, Series 11, which will mature on March 26, 2048; (x) $650 million aggregate principal amount of 3.62% Medium Term Notes, Series 12, which will mature on April 3, 2029; (xi) $700 million aggregate principal amount of 4.54% Medium Term Notes, Series 13, which will mature on April 3, 2049; (xii) $600 million aggregate principal amount of 3.31% Medium Term Notes, Series 15, which will mature on February 1, 2030; (xiii) $400 million aggregate principal amount of 4.67% Medium Term Notes, Series 16, which will mature on May 28, 2050; (xiv) $500 million aggregate principal amount of 3.53% Medium Term Notes, Series 17, which will mature on December 10, 2031; (xv) $500 million aggregate principal amount of 4.49% Medium Term Notes, Series 18, which will mature on December 10, 2051; and (xvi) $300 million aggregate principal amount of 5.72% Medium Term Notes, Series 19, which will mature on June 22, 2026.

(8)	As at December 12, 2023, the Corporation had outstanding $600 million aggregate principal amount of 4.80% Fixed-to-Fixed Rate Subordinated Notes, Series 1, which will mature on January 25, 2081.
(9)

As at December 12, 2023, the Corporation had 549,367,523 Common Shares and 10,834,504 options to purchase Common Shares (“Options”) outstanding. The Options are held by employees of Pembina, of which 8,338,753 were exercisable as of December 12, 2023. The Options have exercise prices ranging from $26.83 to $49.78 and expire from December 2023 to October 2030.

(10)

The terms of the Class A Preferred Shares of Pembina (the “Class A Preferred Shares”) provide that the number of Class A Preferred Shares which may be issued and outstanding at any time shall be limited to a maximum of 254,850,850. As at December 12, 2023, the Corporation had 10,000,000 Series 1 Class A Preferred Shares, 6,000,000 Series 3 Class A Preferred Shares, 10,000,000 Series 5 Class A Preferred Shares, 10,000,000 Series 7 Class A Preferred Shares, 9,000,000 Series 9 Class A Preferred Shares, 8,000,000 Series 15 Class A Preferred Shares, 6,000,000 Series 17 Class A Preferred Shares, 8,000,000 Series 19 Class A Preferred Shares, 14,971,870 Series 21 Class A Preferred Shares, 1,028,130 Series 22 Class A Preferred Shares, 10,000,000 Series 25 Class A Preferred Shares and 600,000 Series 2021-A Class A Preferred Shares outstanding.

PRIOR SALES

The Corporation has not sold or issued any Common Shares, or securities convertible or exercisable into or exchangeable for Common Shares, during the twelve month period ending prior to the date hereof, other than an aggregate of 566,645 Common Shares pursuant to the exercise of Options at a weighted average exercise price of $45.37 and for aggregate consideration of approximately $25.7 million.

PRICE RANGES AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “PPL” and on the NYSE under the symbol “PBA”. The following table sets forth the monthly price ranges for and trading volumes of the Common Shares on the TSX and NYSE from December 1, 2022 to December 12, 2023.

	TSX (PPL)(1)				NYSE (PBA)(1)
Month	High ($)	Low ($)	Close ($)	Volume	High (US$)	Low (US$)	Close (US$)	Volume
2022
December	$49.62	$44.20	$45.96	31,579,728	$36.93	$32.28	$33.95	5,187,836
2023
January	$49.22	$44.44	$47.21	33,471,084	$36.78	$32.80	$35.50	4,208,717
February	$47.37	$44.22	$44.80	42,078,675	$35.58	$32.57	$32.84	4,825,421
March	$46.95	$40.82	$43.78	71,313,793	$34.36	$29.59	$32.40	7,919,460
April	$45.58	$43.90	$44.60	35,562,987	$34.18	$32.16	$32.93	4,343,975
May	$44.80	$40.85	$41.10	46,240,491	$33.09	$30.09	$30.27	6,259,578
June	$43.75	$39.70	$41.65	77,905,105	$32.69	$30.07	$31.44	5,021,688
July	$42.05	$40.19	$41.75	49,512,644	$31.90	$30.25	$31.68	4,206,436
August	$42.42	$40.36	$42.00	33,972,340	$31.65	$29.84	$31.08	6,584,843
September	$42.73	$40.30	$40.84	58,428,363	$31.48	$29.81	$30.06	7,052,442
October	$42.79	$38.79	$42.68	38,734,898	$31.15	$28.15	$30.78	6,467,456
November	$45.49	$42.67	$45.39	37,260,794	$33.48	$30.74	$33.43	7,980,330
December (1-12)	$45.95	$45.05	$45.31	29,686,265	$34.02	$33.15	$33.34	2,674,682

Note:

(1)	Source: Bloomberg. The above table includes only the monthly price ranges for and trading volumes of the Common Shares on the TSX (PPL) and NYSE (PBA).

DETAILS OF THE OFFERING

The Offering consists of ● Subscription Receipts (or an aggregate of ● Subscription Receipts if the Over-Allotment Option is exercised in full) at a price of $● per Subscription Receipt.

The following is a summary of the material attributes and characteristics of the Subscription Receipts. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the terms of the subscription receipt agreement to be dated as of the Offering Closing Date among the Corporation, the Lead Underwriters, on behalf of the Underwriters, and the Subscription Receipt Agent (the “Subscription Receipt Agreement”), which, following the Offering Closing Date, will be filed under the Corporation’s profile on SEDAR+ and with the SEC.

Automatic Issuance of Common Shares

Each Subscription Receipt will entitle the holder thereof to receive automatically, upon the closing of the Acquisition, without any further action on the part of the holder thereof and without payment of additional consideration, one (1) Common Share of the Corporation.

Provided that the Acquisition Closing Time occurs prior to the Termination Time, the Subscription Receipt Agent will issue and electronically deliver the appropriate number of Common Shares to each registered holder of Subscription Receipts without any further action on the part of the holder thereof and without payment of additional consideration and, thereafter, the former holders of Subscription Receipts will be entitled, as holders of Common Shares, to receive dividends if, as and when declared by the Board of Directors of the Corporation from time to time, to receive notice of and to vote at all meetings of holders of Common Shares and to all other rights available to holders of Common Shares. See “Description of the Common Shares and the Preferred Shares” in the Prospectus. The Corporation shall, no later than the Acquisition Closing Date, issue a press release confirming the Acquisition Closing Date has occurred and specifying that Common Shares have been or will be issued and delivered to holders of Subscription Receipts. Following the Acquisition Closing Date, any unpaid Dividend Equivalent Payment will be paid by the Subscription Receipt Agent from the Escrowed Funds to Subscription Receipt holders of record on the record date for the corresponding dividend on the Common Shares on the date on which such dividend is paid to holders of Common Shares.

Dividend Equivalent Payments

Holders of Subscription Receipts (including Subscription Receipts that may be issued upon the exercise of the Over-Allotment Option) will be entitled to Dividend Equivalent Payments in respect of, and paid concurrently with, any dividends on the Common Shares for which record dates occur during the period commencing on the Offering Closing Date to, but excluding, the Acquisition Closing Date or to, and including, the date of the Termination Event, as applicable. For greater certainty, the first Dividend Equivalent Payment that holders of Subscription Receipts are expected to be eligible to receive will be, if so declared by the Board of Directors of Pembina, in respect of the dividend payable to holders of Common Shares on or about March 29, 2024, to shareholders of record as of March 15, 2024.

In the event that the Termination Date occurs after a dividend has been declared on the Common Shares but before the record date for such dividend, holders of Subscription Receipts will receive, as part of the Termination Payment, a pro rata Dividend Equivalent Payment in respect of such dividend declared on the Common Shares equal to the amount of such dividend multiplied by a fraction equal to: (i) the number of days from, and including, the date of the prior Dividend Equivalent Payment (or, if none, the date of the Offering Closing Date) to, but excluding, the Termination Date; divided by (ii) the number of days from, and including, the date of the prior Dividend Equivalent Payment (or, if none, the prior payment date for dividends on the Common Shares) to, but excluding, the date on which such dividend is paid to holders of Common Shares. If the Termination Date occurs on a record date or following a record date for a dividend on the Common Shares but on or prior to the payment date for such dividend, Subscription Receipt holders of record on the record date will be entitled to receive the full Dividend Equivalent Payment.

In the event that the Termination Date occurs before a dividend has been declared on the Common Shares, holders of Subscription Receipts will receive, as part of their Termination Payment, an amount equal to such holder’s proportionate share of any interest and other income received or credited on the investment of the Escrowed Funds between the Offering Closing Date and the Termination Date, net of any applicable withholding taxes.

Any Dividend Equivalent Payments will be made first out of any interest and other income received or credited on the investment of the Escrowed Funds and any remaining balance shall be paid out of the Escrowed Funds, net of any applicable withholding taxes.

Escrowed Funds

The Proceeds will be delivered to and held in escrow by the Subscription Receipt Agent, on behalf of the holders of Subscription Receipts, and will be deposited or invested, as applicable, pursuant to the terms of the Subscription Receipt Agreement in short-term obligations of, or guaranteed by, the Government of Canada, corporate commercial paper which is rated “A-1 (high)” by S&P Global Ratings or an equivalent rating from any other designated rating organization, guaranteed investment certificates of a Canadian Schedule I bank, or in one or more interest-bearing trust accounts to be maintained by the Subscription Receipt Agent, pending (i) receipt of a notice in accordance with the terms and conditions to be set out in the Subscription Receipt Agreement, signed by the Corporation and the Lead Underwriters, on behalf of the Underwriters, confirming that the Escrow Release Condition has been satisfied (the “Escrow Release Notice and Direction”), or (ii) the Termination Time, and provided that Dividend Equivalent Payments may be made from the Escrowed Funds.

Once the parties to the Purchase and Sale Agreement are able to complete the Acquisition in all material respects in accordance with the terms of the Purchase and Sale Agreement, without amendment or waiver materially adverse to the Corporation, unless the consent of the Lead Underwriters is given to such amendment or waiver (such consent not to be unreasonably withheld, conditioned or delayed) but for the payment of the Purchase Price, and the Corporation has available to it all other funds required to complete the Acquisition (the “Escrow Release Condition”), the Corporation will provide the Escrow Release Notice and Direction to the Subscription Receipt Agent and the Subscription Receipt Agent will release the Escrowed Funds, less the Escrowed Underwriters’ Fee and any amounts required to satisfy any unpaid Dividend Equivalent Payments, to or at the direction of the Corporation. Pursuant to the Subscription Receipt Agreement, the Escrow Release Condition may, if the foregoing conditions are met, at the election of the Corporation, occur up to seven (7) business days prior to the scheduled Acquisition Closing Date.

In the event that Escrowed Funds are released pursuant to an Escrow Release Notice and Direction and the closing of the Acquisition does not occur within seven (7) business days of such release, pursuant to the Subscription Receipt Agreement, the Corporation will cause such Escrowed Funds to be returned to the Subscription Receipt Agent and the Escrowed Funds will either continue to be held by the Subscription Receipt Agent pursuant to the terms of the Subscription Receipt Agreement or returned to the holders of Subscription Receipts, as applicable.

Termination Payment

If a Termination Event occurs, the Subscription Receipt Agent will pay to each holder of Subscription Receipts, net of any applicable withholding taxes, no earlier than the third business day following the Termination Date, the applicable Termination Payment.

The Termination Payment will be made from the balance of the Escrowed Funds at the Termination Date, provided that if the balance of the Escrowed Funds at the Termination Time is insufficient to cover the aggregate amount of the Termination Payments payable to the holders of Subscription Receipts, pursuant to the Subscription Receipt Agreement, Pembina will be required to pay to the Subscription Receipt Agent, as agent on behalf of the holders of Subscription Receipts, the deficiency between the amount of Escrowed Funds at the Termination Time and the aggregate of the Termination Payments due to the holders of Subscription Receipts. Any remaining Escrowed Funds after the payment of the Termination Payments shall be paid by the Subscription Receipt Agent to the Corporation.

Rescission

Under the Subscription Receipt Agreement, original purchasers of Subscription Receipts pursuant to the Offering will have a contractual right of rescission following the issuance of Common Shares to such purchaser pursuant to the terms of the Subscription Receipts to receive the amount paid for the Subscription Receipts, if the Prospectus (including documents incorporated therein by reference) or any amendment thereto contains a misrepresentation (as defined in the Securities Act (Alberta)) or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days of the Offering Closing Date.

Amendments

From time to time while the Subscription Receipts are outstanding, the Corporation, the Lead Underwriters, on behalf of the Underwriters, and the Subscription Receipt Agent, without the consent of the holders of the Subscription Receipts, may, subject to the provisions of the Subscription Receipt Agreement and the approval of the TSX, amend or supplement the Subscription Receipt Agreement for certain purposes, including making any change that, in the opinion of the Subscription Receipt Agent, relying on the opinion of counsel, is not prejudicial to the interests of the holders of the Subscription Receipts. The Subscription Receipt Agreement provides for other modifications and alterations thereto and to the Subscription Receipts issued thereunder by way of an extraordinary resolution. The term “extraordinary resolution” is defined in the Subscription Receipt Agreement to mean, in effect, a resolution passed by the affirmative votes of the holders of not less than 66 2⁄3% of the number of outstanding Subscription Receipts represented at a meeting of holders of Subscription Receipt or an instrument or instruments in writing signed by the holders of not less than 66 2⁄3% of the number of outstanding Subscription Receipts.

Book-Based System

The Subscription Receipts will be registered and electronically deposited through the non-certificated inventory system of CDS and must be purchased or transferred through participants (“CDS Participants”) in the depository service of CDS.

Except as described below, no purchaser of a Subscription Receipt will be entitled to a certificate or other instrument from Pembina or CDS evidencing such purchaser’s ownership of such Subscription Receipts or the Common Shares issuable pursuant to the terms thereof, and no purchaser will be shown on the records maintained by CDS, except through a book-entry account of a CDS Participant acting on behalf of such purchaser. Pembina expects that each purchaser will receive a customer confirmation or statement from the Underwriter or other registered dealer which is a CDS Participant from or through which a Subscription Receipt is purchased in accordance with the practices and procedures of such Underwriter or other registered dealer. Practices of registered dealers may vary, but customer confirmations are generally issued promptly after the execution of a customer order. In addition, registration of interests in and transfers of the Subscription Receipts will be made only through the depository service of CDS.

Definitive certificates evidencing Subscription Receipts or Common Shares issuable pursuant to the terms thereof will be issued to beneficial holders or their nominees, other than CDS or its nominee, if: (i) CDS resigns, is removed from its responsibility as depository, or ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable or does not wish to locate a qualified successor; (ii) the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time is terminated; or (iii) the Corporation so instructs the Subscription Receipt Agent in writing.

Neither the Corporation, the Subscription Receipt Agent nor the Underwriters will assume any liability for: (i) any aspect of the records relating to the beneficial ownership of the Subscription Receipts or Common Shares issuable pursuant to the terms of the Subscription Receipts held by CDS or the payments relating thereto; (ii) maintaining, supervising or reviewing any records relating to the Subscription Receipts or Common Shares issuable pursuant to the terms of the Subscription Receipts; or (iii) any advice or representation made by or with respect to CDS and those contained in this Prospectus Supplement and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a CDS Participant. The rules and regulations governing CDS provide that it acts as the agent and depository for the CDS Participants. As a result, CDS Participants must look solely to CDS and persons, other than CDS Participants, having an interest in the Subscription Receipts or Common Shares issuable pursuant to the terms of the Subscription Receipts must look solely to CDS Participants for payments made by or on behalf of the Corporation to CDS in respect of the Subscription Receipts or Common Shares issuable pursuant to the terms of the Subscription Receipts.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated December ●, 2023 among the Corporation and the Underwriters, the Corporation has agreed to sell an aggregate of ● Subscription Receipts to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Corporation, as principals, such Subscription Receipts at a price of $● per Subscription Receipt payable in cash to the Corporation against delivery of the Subscription Receipts on the Offering Closing Date. The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Corporation will pay the Underwriters a fee of $● per Subscription Receipt issued and sold by the Corporation as part of the Offering, for an aggregate fee payable by the Corporation of $●. One-half (50%) of the Underwriters’ Fee is payable on the Offering Closing Date and the other one-half (50%) of the Underwriters’ Fee is payable upon closing of the Acquisition. If a Termination Event occurs, the Underwriters’ Fee will consist solely of the Non-Escrowed Underwriters’ Fee.

The Corporation has granted to the Underwriters the Over-Allotment Option, exercisable, in whole or in part, at any time and from time to time until the earlier of (i) 5:00 p.m. (Calgary time) on the day that is thirty (30) days following the Offering Closing Date, and (ii) the Termination Time, to purchase up to an additional ● Subscription Receipts at a price of $● per Subscription Receipt, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ Fee and the net proceeds to the Corporation, before expenses of the Offering and excluding any Dividend Equivalent Payments and interest and other income that may be earned on the Escrowed Funds, will be $●, $● and $●, respectively. The distribution of the Subscription Receipts that may be issued upon the exercise of the Over-Allotment Option is also qualified under this Prospectus Supplement. A purchaser who acquires Subscription Receipts forming part of the Underwriters’ over-allocation position acquires those Subscription Receipts under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The terms of the Offering, including the Offering Price of the Subscription Receipts, were established through negotiations between the Corporation and the Lead Underwriters, on behalf of the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (i) an order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Subscription Receipts being made, or any stop order suspending the effectiveness of the registration statement of the Corporation on Form F-10 relating to the Subscription Receipts or stop order preventing or suspending the use of any prospectus relating to the Subscription Receipts, or proceedings being announced, commenced or threatened for the making of any such order, by a securities commission, the SEC or similar regulatory authority, by the TSX or the NYSE or by any other competent authority, and not having been rescinded, revoked or withdrawn; (ii) any inquiry, investigation or other proceeding (whether formal or informal) in respect of the Corporation or any of its subsidiaries being announced, commenced or threatened or any order or ruling being issued (and not having been rescinded, revoked or withdrawn) by any securities commission, the SEC or similar regulatory authority, by the TSX or the NYSE or by any other competent authority or a change in law, regulation or policy or the interpretation or administration thereof by any such authority, if, in the reasonable opinion of the Underwriters or any of them, the change, the announcement, commencement, threatening or issuing thereof materially adversely affects the trading or distribution of the Subscription Receipts; (iii) the development, occurrence or coming into effect or existence of any event, action, state, condition or occurrence of national or international consequence (including any natural catastrophe, any outbreak or escalation of war, hostilities or terrorism, or national emergency or similar event) or any change of applicable law or regulation (or in the judicial interpretation thereof), inquiry or other occurrence which, in the opinion of the Underwriters or any of them, seriously adversely affects, or will seriously adversely affect, the financial markets generally in Canada or the United States or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole; (iv) the occurrence of any material change or change in a material fact or the Underwriters becoming aware, whether as a result of their due diligence review or otherwise, of any material fact with respect to the Corporation, which had not been publicly disclosed at or prior to the date hereof, in either case which, in the reasonable opinion of the Underwriters or any of them, would be expected to have a significant adverse effect on the market price or value of the Subscription Receipts; or (v) a Termination Event having occurred prior to the Offering Closing Date.

If an Underwriter fails to purchase the Subscription Receipts which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Subscription Receipts, provided that, if the aggregate number of Subscription Receipts not purchased is less than or equal to ●% of the aggregate number of Subscription Receipts agreed to be purchased by the Underwriters, then each of the other Underwriters is obligated to purchase severally the Subscription Receipts not taken up, on a pro rata basis or as they may otherwise agree as between themselves. If the aggregate number of Subscription Receipts not purchased is greater than ●% of the aggregate number of Subscription Receipts agreed to be purchased by the Underwriters, then each of the other Underwriters shall be relieved of its obligations to purchase the Subscription Receipts which it has agreed to purchase, subject to the terms and conditions of the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all Subscription Receipts if any Subscription Receipts are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, employees and agents against certain liabilities and expenses.

The Underwriters propose to offer the Subscription Receipts initially at the Offering Price specified on the cover page of this Prospectus Supplement. Subject to applicable laws and without affecting the firm obligation of the Underwriters to purchase the Subscription Receipts from the Corporation at a price $● per Subscription Receipt pursuant to the Underwriting Agreement, after the Underwriters have made a reasonable effort to sell all of the Subscription Receipts offered by this Prospectus Supplement at the price specified on the cover page of this Prospectus Supplement, the selling price to the public may be decreased and may be further changed from time to time to an amount not greater than that specified on the cover page of this Prospectus Supplement. In the event the selling price of the Subscription Receipts is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Subscription Receipts is less than the gross proceeds paid by the Underwriters to the Corporation for the Subscription Receipts. Any such reduction will not affect the proceeds received by the Corporation.

Subscriptions for Subscription Receipts will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that delivery of the Subscription Receipts will be made against payment therefor on or about December ●, 2023, which is the ● business day following the anticipated pricing date of the Offering (such settlement cycle being referred to as “T+●”). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Subscription Receipts on any date prior to the second business day before delivery will be required, by virtue of the fact that the Subscription Receipts initially will settle in T+●, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Subscription Receipts who wish to trade the Subscription Receipts prior to their date of delivery hereunder should consult their own advisors.

There is currently no market through which the Subscription Receipts may be sold and purchasers of Subscription Receipts may not be able to resell the Subscription Receipts purchased under this Prospectus Supplement. The Corporation has applied to the TSX to list the Subscription Receipts offered pursuant to this Prospectus Supplement and the Common Shares issuable pursuant to the terms of the Subscription Receipts (including the Subscription Receipts issuable pursuant to the Over-Allotment Option and the Common Shares issuable pursuant to the terms of such Subscription Receipts) on the TSX. In addition, the Corporation has applied to the NYSE to list the Common Shares issuable pursuant to the terms of the Subscription Receipts (including the Common Shares issuable pursuant to the terms of the Subscription Receipts issuable pursuant to the Over-Allotment Option) on the NYSE. The Subscription Receipts will not be listed on the NYSE. There can be no assurance that the Subscription Receipts will be accepted for listing on the TSX or that the Common Shares issuable pursuant to the terms of the Subscription Receipts will be accepted for listing on the TSX or the NYSE.

Pursuant to the Underwriting Agreement, the Corporation has agreed that, subject to certain exceptions, it shall not issue or agree to issue any Common Shares or other securities convertible or exchangeable into, or exercisable for, Common Shares prior to 90 days after the Offering Closing Date without the prior consent of the Lead Underwriters, on behalf of the Underwriters, which consent shall not be unreasonably withheld, conditioned or delayed.

Price Stabilization, Short Positions and Passive Market-Making

Pursuant to applicable securities legislation, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Subscription Receipts or Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Subscription Receipts or Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Canadian Investment Regulatory Organization relating to market stabilization and passive market-making activities and a bid or purchase made for, and on behalf of, a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with the offering of the Subscription Receipts, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Subscription Receipts or Common Shares at levels above those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

RELATIONSHIP BETWEEN THE CORPORATION AND THE UNDERWRITERS

The Underwriters and their respective affiliates have, from time to time, performed, and in the future may perform, commercial and investment banking and advisory services for the Corporation for which they have received or will receive customary fees and reimbursement of expenses. The Underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for the Corporation in the ordinary course of their business.

Each of the Underwriters is, directly or indirectly, a subsidiary or an affiliate of a Canadian chartered bank that is a lender (each, a “Lender”) to the Corporation or its affiliates or equity accounted investees and which have extended credit facilities to the Corporation or its affiliates or equity accounted investees. In addition, TD Securities Inc. is acting as the financial advisor to the Corporation in connection with the Acquisition and will receive certain fees from Pembina in such capacity, including upon the successful completion of the Acquisition. Accordingly, pursuant to applicable Canadian securities laws, the Corporation may be considered a “connected issuer” of the Underwriters. As at December 12, 2023, Pembina and its subsidiaries were indebted to the Lenders under these credit facilities in the aggregate amount of approximately $157 million.

As of the date hereof, the Corporation and its subsidiaries, as applicable, are in compliance with all material terms of the agreements governing such credit facilities and none of the Lenders has waived any breach by the Corporation or its subsidiaries of those agreements since their respective execution. The consolidated financial position of the Corporation has not changed substantially and adversely since the date the indebtedness under the credit facilities was incurred.

None of the Lenders have been or will be involved in the decision to offer the Subscription Receipts and none have been or will be involved in the determination of the terms of any distribution of Subscription Receipts. As a consequence of the sale of the Subscription Receipts pursuant to this Prospectus Supplement, each of the Underwriters will receive a fee in respect of the Subscription Receipts sold through such Underwriter. See “Plan of Distribution”.

Before the closing of the Acquisition, proceeds from the sale of the Subscription Receipts may, from time to time, be deposited or invested, as applicable, in short-term deposits or securities, including with the Underwriters or their affiliates, by the Subscription Receipt Agent. See “Details of the Offering – Escrowed Funds”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, the following is a general summary of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Subscription Receipts and Common Shares issued pursuant to the Subscription Receipts who, within the meaning of the Tax Act and at all relevant times: (i) deals at arm’s length with the Corporation and the Underwriters and is not affiliated with the Corporation or the Underwriters, and (ii) holds or will hold the Subscription Receipts and any Common Shares issuable pursuant to the terms of the Subscription Receipts as capital property (a “Holder”). Generally, the Subscription Receipts and the Common Shares will be considered to be capital property to a Holder provided the Holder does not hold the Subscription Receipts or the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of the “mark-to-market” rules, (ii) that is a “specified financial institution”, (iii) an interest in which is a “tax shelter” or a “tax shelter investment”, (iv) that has elected to determine its “Canadian tax results” in a currency other than Canadian currency, (v) that has entered or will enter into, in respect of the Subscription Receipts or Common Shares, a “derivative forward agreement” or a “synthetic disposition arrangement”, or (vi) that receives dividends on the Common Shares under or as part of a “dividend rental arrangement”, as those terms are each defined in the Tax Act. Any such Holder should consult its own tax advisor with respect to an investment in the Subscription Receipts or Common Shares.

This summary is based upon the current provisions of the Tax Act in force as at the date hereof, all specific proposals (the “Tax Proposals”) to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsels’ understanding of the current administrative practices and assessing policies of the Canada Revenue Agency published in writing and publicly available prior to the date hereof. This summary assumes the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted in the form proposed, if at all. This summary does not, other than the Tax Proposals, take into account or anticipate any changes in applicable law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax laws or considerations, which might differ significantly from the Canadian federal income tax consequences discussed herein.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Subscription Receipts and the Common Shares (including interest, dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars based on the single daily exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representations with respect to the income tax consequences to any Holder or prospective Holder are made. This summary is not exhaustive of all possible income tax considerations under the Tax Act that may affect a Holder. The income tax consequences of acquiring and disposing of Subscription Receipts and Common Shares will vary depending on a number of facts, including the legal status of the Holder as an individual, corporation, trust or partnership. Accordingly, prospective Holders of Subscription Receipts and Common Shares should consult their own tax advisors with respect to their particular circumstances and the tax consequences to them of holding and disposing of Subscription Receipts and Common Shares.

This summary is based upon counsels’ understanding that a Subscription Receipt evidences a contractual right to acquire a Common Share on the satisfaction of certain conditions. No advance tax ruling in respect of the Offering has been sought from the Canada Revenue Agency and counsels are not aware of any judicial authority relating to this characterization.

Holders Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders who may not otherwise be considered to hold their Common Shares as capital property may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act to have their Common Shares that are acquired pursuant to a Subscription Receipt (and every other “Canadian security”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property. Such election does not apply to Subscription Receipts. Resident Holders whose Subscription Receipts might not otherwise be considered to be capital property should consult their tax advisors.

This summary does not address the possible application of the “foreign affiliate dumping” rules that may be applicable to a Resident Holder of Subscription Receipts or Common Shares that is a corporation resident in Canada (for the purposes of the Tax Act) that is, or that becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Subscription Receipts or Common Shares, controlled by a non-resident corporation for the purposes of the rules in section 212.3 of the Tax Act. Any such Resident Holder should consult its own tax adviser with respect to the consequences of acquiring the Subscription Receipts or Common Shares.

Holding and Disposing of Subscription Receipts

Acquisition of Common Shares Pursuant to Terms of the Subscription Receipts

A Resident Holder of Subscription Receipts will not be considered to dispose of the Subscription Receipts and will not realize any capital gain or capital loss on the acquisition of Common Shares pursuant to the terms of the Subscription Receipts.

The cost of a Common Share issued to a Resident Holder pursuant to a Subscription Receipt will generally be equal to (i) the amount paid to acquire the Subscription Receipt and (ii) the Resident Holder’s pro rata share of any interest received or credited on the investment of the Escrowed Funds that is included in the Resident Holder’s income but remitted to the Corporation upon the acquisition of the Common Share pursuant to the Subscription Receipt, less (iii) the aggregate of all Dividend Equivalent Payments received by or, in the event that the Dividend Equivalent Payment is received after the issuance of the Common Shares pursuant to the terms of the Subscription Receipt, receivable by, the Resident Holder out of the Escrowed Funds that are a partial refund of the Offering Price for the Subscription Receipt as described under the heading “Holders Resident in Canada – Holding and Disposing of Subscription Receipts – Dividend Equivalent Payment”. The adjusted cost base to the Resident Holder of Common Shares so acquired will be determined by averaging the cost of such Common Shares with the adjusted cost base of all other Common Shares owned at that time by the Resident Holder as capital property.

A Resident Holder must include in its income any interest received or credited on the investment of the Escrowed Funds that is remitted to the Corporation upon the acquisition of the Common Share pursuant to the Subscription Receipt as described under the heading “Holders Resident in Canada – Holding and Disposing of Subscription Receipts – Pro Rata Share of Interest”.

Other Dispositions of Subscription Receipts

A disposition or deemed disposition by a Resident Holder of a Subscription Receipt (which does not include an acquisition of a Common Share pursuant to the terms of the Subscription Receipts, as discussed above and other than upon the refund of the Offering Price for the Subscription Receipt as a consequence of a Termination Event), will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Subscription Receipt exceed (or are less than) the aggregate of the

Resident Holder’s adjusted cost base of the Subscription Receipt and any reasonable costs of disposition. Any such capital gain (or capital loss) will be subject to the tax treatment described below under the heading “Holders Resident in Canada – Holding and Disposing of Common Shares – Taxation of Capital Gains and Capital Losses”.

The cost to a Resident Holder of a Subscription Receipt at any particular time will generally be equal to (i) the amount paid to acquire the Subscription Receipt, less (ii) the aggregate of all Dividend Equivalent Payments received by the Resident Holder at or before that time in respect of the Subscription Receipt that are a partial refund of the Offering Price for the Subscription Receipt and that reduce the cost to the Resident Holder of the Subscription Receipt as described under “Holders Resident in Canada– Holding and Disposing of Subscription Receipts– Dividend Equivalent Payment”. The adjusted cost base of a Subscription Receipt acquired at any time will be determined by averaging the cost of such Subscription Receipt immediately before such time with the adjusted cost base of any other Subscription Receipts owned by the Resident Holder as capital property at such time.

Acquisition Failing to Close

In the event of a Termination Event, Resident Holders of a Subscription Receipt will be entitled to receive from the Subscription Receipt Agent, the Termination Payment, being an amount equal to (i) the Offering Price, plus (a) any unpaid Dividend Equivalent Payment owing in respect of the Subscriptions Receipts at any time following the issuance of the Subscription Receipts, or (b) if no Dividend Equivalent Payment has been paid or is payable in respect of the Subscription Receipts at any time following the issuance of the Subscription Receipts, such holder’s pro rata share of any interest received or credited on the investment of the Escrowed Funds.

The Termination Payment will be made from the balance of the Escrowed Funds at the Termination Time, provided that if the balance of the Escrowed Funds is insufficient to cover the full amount of the Termination Payment, the Corporation will be required to pay to the Subscription Receipt Agent an amount equal to the deficiency between the amount of the Escrowed Funds and the aggregate of the Termination Payments due to the holders of Subscription Receipts (the “Termination Top-up”).

The refund of the Offering Price of the Subscription Receipt out of the Escrowed Funds will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Subscription Receipt exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of the Subscription Receipt and any reasonable costs of disposition. Any part of the Termination Payment that is paid to the Resident Holder that represents interest received or credited on the investment of the Escrowed Funds will be, and the Termination Top-up (other than any portion of the Termination Top-up that is an amount paid by the Corporation as a refund of the Offering Price for the Subscription Receipts) should be, excluded from the Resident Holder’s proceeds of disposition of the Subscription Receipt.

The cost to a Resident Holder of a Subscription Receipt at any particular time will generally be equal to (i) the amount paid to acquire the Subscription Receipt, less (ii) the aggregate of all Dividend Equivalent Payments received by the Resident Holder at or before that time in respect of the Subscription Receipt that are a partial refund of the Offering Price for the Subscription Receipt and that reduce the cost to the Resident Holder of the Subscription Receipt as described under “Holders Resident in Canada– Holding and Disposing of Subscription Receipts– Dividend Equivalent Payment”. The adjusted cost base of a Subscription Receipt acquired at any time will be determined by averaging the cost of such Subscription Receipt immediately before such time with the adjusted cost base of any other Subscription Receipts owned by the Resident Holder as capital property at such time. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada – Holding and Disposing of Common Shares – Taxation of Capital Gains and Capital Losses”.

Any part of the Termination Top-up that represents interest received or credited on the Escrowed Funds should be included in the income of the Resident Holder. For greater certainty, the Termination Top-up should be taxed as ordinary income and will not be treated as a dividend for purposes of the Tax Act and no part of the amount will benefit from the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received by individuals from “taxable Canadian corporations” (as defined in the Tax Act). Where the Termination Top-up is received by a corporation, the amount will not be deductible in computing the corporation’s taxable income and will not result in the requirement to pay the refundable Part IV tax. Resident Holders are urged to consult their own tax advisors as to the tax treatment of the Termination Top-up.

Pro Rata Share of Interest

A Resident Holder of Subscription Receipts that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will generally be required to include in computing its income for a taxation year any amount of interest (i) that accrues or that is deemed to accrue to it to the end of the particular taxation year, or (ii) that has become receivable by or is received by it before the end of that taxation year, except to the extent that such interest was included in computing the Resident Holder’s income for a preceding taxation year, and such amounts will be excluded from the Resident Holder’s proceeds of disposition. This will include any interest received or credited on the investment of the Escrowed Funds, whether or not such interest is received or receivable by the Holder, including interest that is remitted to the Corporation upon the acquisition of a Common Share pursuant to the Subscription Receipt.

Any other Resident Holder must include in computing its income for a taxation year the amount of interest received or receivable by the Resident Holder or by the Subscription Receipt Agent on behalf of the Resident Holder in that taxation year, depending on the method regularly followed by the Resident Holder in computing income, and such interest will be excluded from the Resident Holder’s proceeds of disposition.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year or a “substantive CCPC” (as defined in certain Tax Proposals tabled in Parliament on November 21, 2023 as Bill C-59) at any time in a taxation year may be liable to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include interest income.

Dividend Equivalent Payment

As described above under “Details of the Offering”, a holder of a Subscription Receipt will be entitled to cash payments out of the Escrowed Funds equal to the Dividend Equivalent Payment concurrently with, any dividends on the Common Shares for which record dates occur during the period commencing on the Offering Closing Date to, but excluding, the Acquisition Closing Date or to, and including, the date of the Termination Event, as applicable. Any Dividend Equivalent Payments will be made first out of any interest received or credited on the investment of the Escrowed Funds and thereafter out of the Escrowed Funds as a refund of the portion of the Offering Price of the Subscription Receipt.

The amount of any interest will generally be included in computing a Resident Holder’s income as described above under the heading “Holders Resident in Canada – Holding and Disposing of Subscription Receipts – Pro Rata Share of Interest”. Any portion of the Dividend Equivalent Payment that is paid by the Subscription Receipt Agent out of the Escrowed Funds as a partial refund of the Offering Price for the Subscription Receipt generally will not be included in the Resident Holder’s income and should reduce the cost of the Subscription Receipt to the Resident Holder.

For greater certainty, the Dividend Equivalent Payment will not be treated as a dividend for purposes of the Tax Act and no part of the amount will benefit from the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received by individuals from “taxable Canadian corporations” (as defined in the Tax Act). Where the Dividend Equivalent Payment is received by a corporation, the amount will not be deductible in computing the corporation’s taxable income and will not result in the requirement to pay the refundable Part IV tax.

Holding and Disposing of Common Shares

Dividends on Common Shares

Dividends received or deemed to be received on Common Shares by a Resident Holder will be included in computing the Resident Holder’s income for the purposes of the Tax Act.

Dividends received or deemed to be received by a Resident Holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends”. A dividend will be eligible for the enhanced gross-up and dividend tax credit if the Corporation designates the dividend as an eligible dividend in accordance with the Tax Act. As of the date herein, the Corporation advises shareholders that all dividends paid on common shares will be designated as “eligible dividends” for Canadian income tax purposes, unless the Corporation otherwise notifies its shareholders.

Taxable dividends received by a by a Resident Holder who is an individual (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances. The Minister of Finance (Canada) announced proposed changes to the existing rules in the Tax Act relating to alternative minimum tax in the federal budget on March 28, 2023. Tax Proposals implementing those changes were released on August 4, 2023. Resident Holders who are an individuals should consult their own tax advisors in this regard.

Dividends received or deemed to be received on Common Shares by a Resident Holder that is a corporation will normally be deductible in computing such corporation’s taxable income. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax of 38 1⁄3% on dividends received or deemed to be received on the Common Shares to the extent the dividends are deductible in computing the Resident Holder’s taxable income.

In certain circumstances, a taxable dividend received or deemed to be received by a Resident Holder that is a corporation will be treated as proceeds of disposition or a capital gain, rather than as a dividend. Resident Holders that are corporations are urged to contact their own tax advisors.

Disposition of Common Shares

In general, a disposition or a deemed disposition of a Common Share will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Common Share immediately before the disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain realized by a Resident Holder in a taxation year will be included in computing the Resident Holder’s income in such year. One-half of any capital loss realized by a Resident Holder in a taxation year normally must be deducted as an allowable capital loss by the Resident Holder against taxable capital gains realized by the Resident Holder in the year. Any allowable capital loss not deductible in the year it is realized generally may be carried back and deducted against taxable capital gains in any of the three preceding years or carried forward and deducted against taxable capital gains in any subsequent year, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may be reduced by the amount of dividends received by the Resident Holder on the Common Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. The Minister of Finance (Canada) announced proposed changes to the existing rules in the Tax Act relating to alternative minimum tax in the federal budget on March 28, 2023. Tax Proposals implementing those changes were released on August 4, 2023. Resident Holders who are individuals should consult their own tax advisors in this regard. A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year or a “substantive CCPC” (as defined in certain Tax Proposals tabled in Parliament on November 21, 2023 as Bill C-59) at any time in a taxation year may be liable to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act is not, and is not deemed to be, resident in Canada and does not use or hold the Subscription Receipts or Common Shares in a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere.

Holding and Disposing of Subscription Receipts

Acquisition of Common Shares Pursuant to Terms of the Subscription Receipts

A Non-Resident Holder of Subscription Receipts will not be considered to dispose of Subscription Receipts and will not realize any capital gain or capital loss upon the acquisition of Common Shares pursuant to the terms of the Subscription Receipts.

Other Dispositions of Subscription Receipts

On a disposition of a Subscription Receipt (which does not include an acquisition of a Common Share pursuant to the terms of the Subscription Receipts, as discussed above), a Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized and may not recognize any capital loss incurred by such Non-Resident Holder, unless the Subscription Receipt constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and in respect of any capital gain, the Non-Resident Holder is not entitled to relief under an applicable income tax convention.

Provided the Common Shares are listed on a designated stock exchange (which currently includes the TSX) at the time of disposition of a Subscription Receipt, the Subscription Receipts will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition of the Subscription Receipt: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm’s length, or (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the Corporation, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) Canadian resource properties; (iii) timber resource properties; and (iv) options in respect of, or interests in or civil law rights in, any of the foregoing property whether or not the property exists.

A Non-Resident Holder contemplating a disposition of Subscription Receipts that may constitute taxable Canadian property should consult a tax advisor prior to such a disposition.

Acquisition Failing to Close

As described under the heading “Holders Resident in Canada – Holding and Disposing of Subscription Receipts – Acquisition Failing to Close”, in the event of a Termination Event, Resident Holders of a Subscription Receipt

will be entitled to receive from the Subscription Receipt Agent, the Termination Payment, being an amount equal to (i) the Offering Price, plus (a) any unpaid Dividend Equivalent Payment owing in respect of the Subscription Receipts at any time following the issuance of the Subscription Receipts, or (b) if no Dividend Equivalent Payment has been paid or is payable in respect of the Subscription Receipts at any time following the issuance of the Subscription Receipts, such holder’s pro rata share of any interest received or credited on the investment of the Escrowed Funds.

The Termination Payment will be made from the balance of the Escrowed Funds at the Termination Time, provided that if the balance of the Escrowed Funds is insufficient to cover the full amount of the Termination Payment, the Corporation will be required to pay the Termination Top-up as described above under “Holders Resident in Canada – Holding and Disposing of Subscription Receipts – Acquisition Failing to Close”.

If no Dividend Equivalent Payment has been paid or is payable to holders, a Non-Resident Holder will generally not be subject to Canadian withholding tax in respect of interest received or credited on the investment of the Escrowed Funds.

Any Termination Top-up (other than any portion of the Termination Top-up that is an amount paid by the Corporation in order for the Subscription Receipt Agent to refund the full Offering Price of the Subscription Receipts) should be subject to Canadian withholding tax under Part XIII of the Tax Act. The Subscription Receipt Agent will withhold at the statutory rate of 25% of the gross amount of the Termination Top-up. Non-Resident Holders are urged to consult their own tax advisors as to the tax treatment of the Termination Top-up.

Dividend Equivalent Payment

As described above, a holder of a Subscription Receipt will be entitled to cash payments out of the Escrowed Funds equal to the Dividend Equivalent Payment concurrently with, any dividends on the Common Shares for which record dates occur during the period commencing on the Offering Closing Date to, but excluding, the Acquisition Closing Date or to, and including, the date of the Termination Event, as applicable.

Dividend Equivalent Payments will be made first out of any interest received or credited on the investment of the Escrowed Funds and thereafter out of the Escrowed Funds as a refund of the portion of the Offering Price of the Subscription Receipt. Dividend Equivalent Payments that are made out of interest received or credited on the investment of the Escrowed Funds will not be subject to Canadian withholding tax unless such interest constitutes “participating debt interest” (within the meaning of the Tax Act). If such interest is considered to be participating debt interest, the amount paid to a Non-Resident Holder would be subject to Canadian withholding tax at the statutory rate of 25% (subject to reduction under an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence). In this respect, it is uncertain whether or not such interest would constitute “participating debt interest” for purposes of the Tax Act. The Subscription Receipt Agent will withhold at the statutory rate of 25% (subject to reduction under an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence) on the portion of any Dividend Equivalent Payment which is paid by way of a pro rata share of any interest received or credited on the investment of the Escrowed Funds that is paid to a Non-Resident Holder. For instance, where the Non-Resident Holder is a resident of the U.S. that is entitled to full benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of such Dividend Equivalent Payment, the applicable rate of Canadian withholding tax is reduced to 15%.

Any portion of the Dividend Equivalent Payment that is paid as a partial refund of the Offering Price for the Subscription Receipt generally should reduce the cost to the Non-Resident Holder of the Common Shares acquired pursuant to the terms of the Subscription Receipts.

Non-Resident Holders are advised to consult their own tax advisors regarding the tax consequences of the receipt of a Dividend Equivalent Payment.

Holding and Disposing of Common Shares

Dividends on Common Shares

Any dividends paid or credited, or deemed to be paid or credited, on the Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend or deemed dividend unless the rate is reduced under the provisions of an applicable income tax convention, which the Non-Resident Holder is entitled to the benefits of, between Canada and the Non-Resident Holder’s country of residence. For instance, where the Non-Resident Holder is a resident of the U.S. that is entitled to full benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of a Common Share, and may not recognize any capital loss realized, unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention. For a description of “taxable Canadian property”, see under the heading above “Holders Not Resident in Canada – Holding and Disposing of Subscription Receipts – Other Dispositions of Subscription Receipts”, as analogous tests will apply in respect of the Common Shares. A Non-Resident Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following summary describes the material United States federal income tax consequences relating to the ownership and disposition of the Subscription Receipts acquired in the Offering and the Common Shares received upon an exchange of the Subscription Receipts. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed United States Treasury regulations promulgated thereunder (the “Treasury Regulations”), rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. The Corporation will not seek a ruling from the Internal Revenue Service (the “IRS”) with regard to the United States federal income tax treatment relating to investment in the Subscription Receipts or the Common Shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and each investor is urged to consult its own tax advisor regarding its specific tax situation. The summary applies only to the Subscription Receipts and the Common Shares held as “capital assets” (generally, property held for investment) under the Code, and does not address the United States federal income tax consequences that may be relevant to the acquisition, ownership and disposition of a Subscription Receipt or Common Share by a prospective investor in light of their particular circumstances including, for example:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt entities;

•	charitable remainder trusts;

•	brokers, dealers or traders in securities or currencies;

•	traders in securities that elect to mark to market;

•	banks or other financial institutions;

•	investors whose functional currency is not the U.S. dollar;

•	United States expatriates and former citizens or long-term residents of the United States;

•	personal holding companies;

•	entities treated as partnerships or other pass-through entities and investors therein;

•	tax-qualified retirement plans;

•	investors that are subject to the “applicable financial statement” rules under Section 451(b) of the Code;

•	investors that hold the Subscription Receipts or the Common Shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	investors that hold the Subscription Receipts or the Common Shares as part of a “wash sale”;

•	investors that purchase or otherwise acquire the Subscription Receipts or the Common Shares other than through this Offering; and

•	investors that own and are treated as owning, (directly, indirectly or by attribution) 10% or more of the total combined voting power or value of all outstanding shares of the Corporation’s stock.

Further, this summary does not address the alternative minimum tax consequences of an investment in the Subscription Receipts or the Common Shares or the indirect consequences to holders of equity interests in entities that own the Subscription Receipts or the Common Shares. In addition, this summary does not address the United States federal tax consequences other than income tax consequences (for example, United States federal estate and gift tax consequences), Medicare contribution tax laws or the state, local and foreign tax consequences of an investment in the Subscription Receipts or the Common Shares. Each investor is urged to consult its own tax advisor regarding the United States federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of the Subscription Receipts and the Common Shares in its particular circumstances.

An investor is a “United States holder” if it is a beneficial owner of the Subscription Receipts or the Common Shares and is, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

If a partnership (or other entity taxable as a partnership for United States federal income tax purposes) holds the Subscription Receipts or the Common Shares, the tax treatment of a partner (or other owner) will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships considering an investment in the Subscription Receipts and partners therein are urged to consult their own tax advisors.

The Subscription Receipts

Ownership of the Escrowed Funds

Although the matter is not free from doubt, this summary assumes that for U.S. federal income tax purposes the holders of the Subscription Receipts will not be treated as owning the Escrowed Funds unless and until the Escrowed Funds are distributed to the holders of the Subscription Receipts in the event of a Termination Event. Based on this assumption, the holders of the Subscription Receipts would not be subject to United States federal income tax, if applicable, on any interest credited or received on the Escrowed Funds while such Escrowed Funds were held in escrow. United States holders should be aware that there can be no assurance that the IRS will not challenge such treatment of the Escrowed Funds or that the United States courts will uphold such treatment in the event of an IRS challenge. If such treatment of the ownership of the Escrowed Funds is successfully challenged by the IRS, a United States holder could be subject to tax on a current basis on the portion of the interest credited or received on the Escrowed Funds that is allocable to the amount paid by such United States holder for the Subscription Receipts and be required to pay tax on such amount without the receipt of the interest attributable thereto.

Exchange and Other Disposition of the Subscription Receipts

Although the matter is not free from doubt, a United States holder should recognize no gain or loss upon the exchange of the Subscription Receipts for the Common Shares, notwithstanding any change in value of the Common Shares after the Offering Closing Date. A United States holder’s disposition of the Subscription Receipts in a taxable transaction prior to relinquishment either for the Common Shares or for the holder’s share of Escrowed Funds will generally result in such holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of the disposition are greater (or less) than its adjusted tax basis in the Subscription Receipts (except that, possibly, ordinary income could arise with respect to entitlement to a Dividend Equivalent Payment). A United States holder’s tax basis in the Subscription Receipts generally should be such United States holder’s cost of the Subscription Receipts. A United States holder may also recognize foreign currency gain or loss in connection with such disposition. Prospective purchasers of the Subscription Receipts are urged to consult their own tax advisors regarding the United States federal income tax consequences of the purchase, ownership, settlement, and disposition of the Subscription Receipts.

Dividend Equivalent Payment

As described above under “Details of the Offering”, if a dividend is declared by the Corporation prior to the Termination Time, the holders of the Subscription Receipts will be entitled to receive the Dividend Equivalent Payment out of the Escrowed Funds concurrently with the payment date of each such dividend. While not clear, this summary assumes that the U.S. dollar value of the gross amount of the Dividend Equivalent Payment (including the amount of taxes withheld therefrom, if any) would be includable in a United States holder’s gross income as ordinary income (at ordinary income rates) and not as a dividend. In addition, although not clear, the Dividend Equivalent Payment would likely be treated as foreign source income, and a United States holder may be able to claim foreign tax credit (or deduction in lieu of credit) with respect to any withholding tax imposed thereon. Prospective purchasers of the Subscription Receipts are urged to consult their own tax advisors regarding the United States federal income tax consequences of the Dividend Equivalent Payment.

Termination of the Subscription Receipts

As described above under “Details of the Offering”, in the event that a Termination Event occurs, holders of the Subscription Receipts shall, commencing on the third business day following the Termination Time, be entitled to receive from the Subscription Receipt Agent out of the Escrowed Funds an amount equal to (net of applicable withholding taxes) the Offering Price in respect of such Subscription Receipt, plus (i) if a Dividend Equivalent Payment has been paid or is payable to such holder, any unpaid Dividend Equivalent Payment owing to such holder, or (ii) if no Dividend Equivalent Payment has been paid or is payable to such holder, such holder’s proportionate share of any interest and other income received or credited on the investment of the Escrowed Funds between the Offering Closing Date and the day on which the Termination Time occurs. The U.S. dollar value of the amount received or receivable (including the amount of taxes withheld therefrom, if any) by a United States holder in Canadian dollars generally should be taxable to a United States holder upon the Termination Event in accordance with such United States holder’s method of accounting for United States federal income tax purposes, regardless of whether the payment is in fact converted to U.S. dollars. It is not clear whether the amount of the Termination Payment in excess of a United States holder’s tax basis in a Subscription Receipt should be treated as ordinary income or capital gain in the hands of the United States holder and whether it should be treated as United States source or foreign income. If it is treated as United States source, to the extent there is any withholding tax imposed thereon, United States holders may not be able to claim foreign tax credit relating to such withholding tax. Prospective purchasers of the Subscription Receipts are urged to consult their own tax advisors regarding the United States federal income tax consequences of the termination of the Subscription Receipts.

The Common Shares

Distributions on Common Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, cash distributions made by the Corporation to a United States holder with respect to the Common Shares (including amounts withheld in respect of any Canadian withholding taxes) generally will be taxable to such United States holder as ordinary dividend income when such United States holder receives the distribution, actually or constructively, to the extent paid out of the Corporation’s current or accumulated earnings and profits (as determined for United States federal income tax purposes). If these dividends constitute qualified dividend income (“QDI”), non-corporate United States holders, including individuals, of the Common Shares will generally pay tax on such dividends received at a maximum rate of 20%, provided certain holding period requirements and other conditions are satisfied. Assuming the Corporation is not a PFIC (as discussed below) during the taxable year in which the dividend is paid or the preceding taxable year, dividends paid by the Corporation will be QDI if the Corporation is a qualified foreign corporation (“QFC”) at the time the dividends are paid. The Corporation believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid by it to be QDI for United States federal income tax purposes. Distributions in excess of the Corporation’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such United States holder’s tax basis in the Common Shares (determined on a share-by-share basis). Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the United States holder held the Common Shares for more than one year (determined on a share-by-share basis). Dividends paid by the Corporation generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders. The Corporation currently does not, and does not intend to, calculate its earnings and profits under United States federal income tax principles. Therefore, United States holders should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to certain limitations, a United States holder may be entitled to a credit or deduction against its United States federal income taxes for the amount of any Canadian taxes that are withheld from dividend distributions made to such United States holder. The decision to claim either a credit or deduction must be made annually and will apply to all foreign taxes paid by the United States holder with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Income received with respect to the Common Shares will be treated as foreign source income and generally will constitute “passive category income” for United States foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and United States holders may be subject to various limitations on the amount of foreign tax credits that are available. Prospective purchasers are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

The amount of any cash distribution paid in Canadian dollars will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect on the date of the distribution is includable in income by the United States holder, regardless of whether the payment is in fact converted to U.S. dollars at that time. Generally, a United States holder should not recognize any foreign currency gain or loss if such Canadian dollars are converted into U.S. dollars on the date of the distribution. If the Canadian dollars are not converted into U.S. dollars on such date, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Canadian dollars. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

Sale or Exchange of the Common Shares

Subject to the PFIC rules discussed below, a United States holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of a Common Share measured by the difference between the amount received and the United States holder’s tax basis in the Common Share which should generally equal the United States holder’s tax basis in the Subscription Receipt exchanged therefor. A holder’s ability to deduct capital losses is subject to limitations. Any gain or loss will be long-term capital gain or loss if the Common Share has been held for more than one year and will generally be United States source gain or loss. For this purpose, it is uncertain whether the holding period in the Common Shares received upon relinquishment of the Subscription Receipts commences on the day of such relinquishment or on the day following such relinquishment. Prospective purchasers of the Subscription Receipts are urged to consult their own tax advisors regarding the holding period of the Common Shares received in exchange for the Subscription Receipts.

For cash-basis United States holders that receive foreign currency in connection with a sale or other taxable disposition of the Common Shares, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such Common Shares as determined on the settlement date of such sale or other taxable disposition. Accrual-basis United States holders may elect the same treatment required of cash-basis taxpayers with respect to a sale or other taxable disposition of the Common Shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the

IRS. Accrual-basis United States holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale or other taxable disposition of the Common Shares.

Passive Foreign Investment Company Rules

The Corporation does not anticipate that it will be a PFIC for the current taxable year or for future taxable years. This is a factual determination, however, that must be made annually at the end of the taxable year. Therefore, there can be no assurance that the Corporation will not be classified as a PFIC for the current taxable year or for any future taxable year.

The Corporation would be classified as a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of the Corporation’s assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, the Corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation (or partnership) in which the Corporation owns, directly or indirectly, more than 25% (by value) of the stock (or partnership interest). Under the PFIC rules, if the Corporation were considered a PFIC at any time during which a United States holder held the Common Shares, and possibly the Subscription Receipts, it would continue to be treated as a PFIC with respect to such holder’s investment unless the holder makes certain elections under the PFIC rules.

If the Corporation is classified as a PFIC for any taxable year during which a United States holder held the Subscription Receipts or the Common Shares, such holder may be subject to materially adverse United States federal income tax consequences, including being subject to greater amounts of United States tax and being subject to additional United States tax form filing requirements. Investors are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the Subscription Receipts and the Common Shares.

Backup Withholding and Information Reporting

In general, Dividend Equivalent Payments, Termination Payments, dividends on the Common Shares, and payments of the proceeds of a sale, exchange or other disposition of the Common Shares, paid to a United States holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate of 24% unless the holder is a corporation or other exempt recipient, or provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

Backup withholding is not an additional tax. A holder generally will be allowed a credit of the amount of any backup withholding against its United States federal income tax liability by timely furnishing the required information to the IRS or may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder’s income tax liability by timely filing a refund claim with the IRS.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation and Stikeman Elliott LLP, counsel to the Underwriters, based on the provisions of the Tax Act in force on the date hereof, the Subscription Receipts and the Common Shares issuable pursuant to the terms of the Subscription Receipts will be qualified investments at the time of acquisition by a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), first home savings account (“FHSA”) or a tax-free savings account (“TFSA”), each as defined in the Tax Act and each being referred to herein as a “Plan”, provided that, at the time of the acquisition by the Plan, (i) in the case of the Common Shares, such shares are listed on a “designated stock exchange” (which currently includes the TSX) or the Corporation is a “public corporation” as defined in the Tax Act, and (ii) in the case of the Subscription Receipts, such receipts are either listed on a “designated stock exchange” or (a) the Common Shares are listed on a designated stock exchange, (b) neither the Corporation, nor any person with whom the Corporation does not deal at arm’s length for the purposes of the Tax Act, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the particular Plan, and (c) the Escrowed Funds are invested in qualified investments for Plans.

Notwithstanding the foregoing, if the Subscription Receipts and/or Common Shares are “prohibited investments”, within the meaning of the Tax Act, for a particular RRSP, RRIF, RESP, RDSP, FHSA or TFSA (each a “Specified Plan”), the annuitant or the holder of the Specified Plan, as the case may be, will be subject to a penalty tax under the Tax Act. The Subscription Receipts and Common Shares will generally not be a “prohibited investment” for these purposes unless the annuitant or the holder of the Specified Plan, as applicable, (i) does not deal at arm’s length with the Corporation, for the purposes of the Tax Act, or (ii) has a “significant interest”, as defined in the Tax Act, in the Corporation. Common Shares will generally not be a prohibited investment if the Common Shares are “excluded property” for the purposes of the prohibited investment rules for a Specified Plan. Generally, an annuitant or holder, as the case may be, will have a significant interest in the Corporation if the holder and/or persons not dealing at arm’s length with the holder own, directly or indirectly, 10% or more of the issued shares of any class of the Corporation. Prospective purchasers who intend to hold Subscription Receipts or Common Shares in a Specified Plan should consult their own tax advisors regarding their particular circumstances.

RISK FACTORS

An investment in the Subscription Receipts offered hereunder (and the Common Shares issuable pursuant to the terms of the Subscription Receipts) is subject to various risks, including those set out in this Prospectus Supplement, those set out in, or incorporated by reference into, the Prospectus and those inherent in the industries in which Pembina operates. Before deciding whether to invest in any Subscription Receipts, potential investors should consider carefully the risks set out herein, as well as those set out in, or incorporated by reference into, the Prospectus. As an investment in the Subscription Receipts will become an investment in Common Shares if the Acquisition Closing Time occurs prior to the Termination Time, potential investors should consider the risks set out in this Prospectus Supplement and those set out in, or incorporated by reference into, the Prospectus regarding the Common Shares, in addition to the risks relating to the Subscription Receipts. Prospective investors should also consider the categories of risks identified and discussed in the AIF and the Annual MD&A, which are incorporated by reference into the Prospectus.

Risks Related to the Subscription Receipts and Common Shares

Subscription Receipt Structure

The Common Shares issuable pursuant to the terms of the Subscription Receipts will only be issued to holders of Subscription Receipts upon the closing of the Acquisition. There can be no assurance that the Acquisition Closing Time will occur prior to the Termination Time. See “Risk Factors – Risks Relating to the Acquisition – Closing of the Acquisition”. The Corporation may, in its sole discretion, waive certain closing conditions in its favour in the Purchase and Sale Agreement or agree with Enbridge to amend the Purchase and Sale Agreement and consummate the Acquisition on terms that may be substantially different from those set forth in the Purchase and Sale Agreement and described in this Prospectus Supplement, provided that any amendment or waiver materially adverse to the Corporation may not be undertaken without the consent of the Lead Underwriters (which consent may not be unreasonably withheld, conditioned or delayed). As a result, the closing of the Acquisition may not occur as contemplated in this Prospectus Supplement, or at all, and, if the closing of the Acquisition does occur, the expected benefits of the Acquisition may not be fully realized. See “The Acquisition” and “Risk Factors – Risks Relating to the Acquisition – Failure to Realize the Anticipated Benefits of the Acquisition”. Until the closing of Acquisition occurs and the Common Shares are delivered pursuant to the Subscription Receipt Agreement, holders of Subscription Receipts have only the rights described under “Details of the Offering”.

Market for Securities

There is currently no market through which the Subscription Receipts may be sold and purchasers of Subscription Receipts may not be able to resell the Subscription Receipts purchased under this Prospectus Supplement. The price offered to the public for the Subscription Receipts and the number of Subscription Receipts to be issued have been determined by negotiations between the Corporation and the Lead Underwriters. The price paid for each Subscription Receipt may bear no relationship to the price at which the Subscription Receipts may trade in the public market subsequent to this Offering. The Corporation cannot predict at what price the Subscription Receipts will trade and there can be no assurance that an active trading market will develop for the Subscription Receipts or, if developed, that such market will be sustained. The Corporation has applied to the TSX to list the Subscription Receipts offered pursuant to this Prospectus Supplement and the Common Shares issuable pursuant to the terms of the Subscription Receipts (including the Subscription Receipts issuable pursuant to the Over-Allotment Option and the Common Shares issuable pursuant to the terms of such Subscription Receipts) on the TSX. In addition, the Corporation has applied to the NYSE to list the Common Shares issuable pursuant to the terms of the Subscription Receipts (including the Common Shares issuable pursuant to the terms of the Subscription Receipts issuable pursuant to the Over-Allotment Option) on the NYSE. The Subscription Receipts will not be listed on the NYSE. There can be no assurance that the Subscription Receipts will be accepted for listing on the TSX or that the Common Shares issuable pursuant to the terms of the Subscription Receipts will be accepted for listing on the TSX or the NYSE.

Market Price

The market price of the Subscription Receipts and the Common Shares issuable pursuant to the terms thereof may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the Subscription Receipts or the Common Shares in the marketplace, failure to meet analysts’ expectations, public announcements made with respect to the Offering and general market conditions or the global economy. Stock markets in Canada and the U.S. have in the past experienced significant price fluctuations, which have been unrelated to the operating performance of the Corporation or the other affected companies. There can be no assurance that the market price of the Subscription Receipts and the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Issuance of Additional Common Shares

Pembina’s articles allow it to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by the Board of Directors of Pembina, in many cases without the approval of the Corporation’s shareholders. As part of this Offering, the Corporation could issue up to ● Subscription Receipts, which number includes the ● Subscription Receipts issuable pursuant to the Offering and the ● Subscription Receipts issuable if the Over-Allotment Option is exercised in full by the Underwriters, each representing the right to receive one (1) Common Share. Except as described under “Plan of Distribution”, the Corporation may issue additional Common Shares in subsequent offerings (including through the sale of securities convertible or exercisable into or exchangeable for Common Shares). The Corporation may also issue Common Shares to finance future acquisitions. The Corporation cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Subscription Receipts or the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subscription Receipts or the Common Shares. With any additional issuance of Common Shares, investors may suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

Dividends

Holders of Subscription Receipts (including Subscription Receipts that may be issued upon the exercise of the Over-Allotment Option) will be entitled to Dividend Equivalent Payments in respect of, and paid concurrently with, any dividends on the Common Shares for which record dates occur during the period commencing on the Offering Closing Date to, but excluding, the Acquisition Closing Date or to, and including, the Termination Date, as applicable. Any dividends to be paid by the Corporation on the Common Shares and, accordingly, the Dividend Equivalent Payments that may be receivable in respect of the Subscription Receipts may fluctuate. For greater certainty, the first Dividend Equivalent Payment that holders of Subscription Receipts are expected to be eligible to receive will be, if so declared by the Board of Directors of Pembina, in respect of the dividend payable to holders of Common Shares on or about March 29, 2024, to shareholders of record as of March 15, 2024. The payment of dividends is subject to the discretion of the Corporation’s Board of Directors and depends on, among other things, the financial condition of Pembina, general business conditions and other factors that the Board of Directors may in the future consider to be relevant. In addition, the Corporation’s ability to pay dividends following the Acquisition could be adversely affected if the free cash flow expected to result from the Acquisition does not materialize when coupled with the potentially dilutive effect of the additional Common Shares issuable pursuant to the terms of the Subscription Receipts to be issued pursuant to the Offering.

Funds in Escrow

The Escrowed Funds will be held in escrow pending delivery of the Escrow Release Notice and Direction or the occurrence of the Termination Time. The Escrow Release Notice and Direction will only be delivered if the

Escrow Release Condition has been satisfied prior to the Termination Time. There can be no assurance that the Escrow Release Condition will be satisfied on or prior to the Termination Time.

Upon satisfaction of the Escrow Release Condition prior to the Termination Time, the Escrowed Funds, less the Escrowed Underwriters’ Fee and any amounts required to satisfy any unpaid Dividend Equivalent Payments, may be released to the Corporation in accordance with the terms of the Subscription Receipt Agreement up to seven (7) business days prior to the anticipated closing of the Acquisition and will be used to fund a portion of the Purchase Price. It is possible, however, that after such release of funds the closing of the Acquisition does not occur within such seven (7) business day period, prior to the Termination Time or at all and, in such event, the Corporation will be required to return such released funds to the Subscription Receipt Agent pursuant to the Subscription Receipt Agreement.

Additionally, the Dividend Equivalent Payments payable to the holders of Subscription Receipts will be paid from the Escrowed Funds. The Termination Payment payable to the holders of Subscription Receipts will also be paid from the Escrowed Funds. If the balance of the Escrowed Funds at the Termination Time is insufficient to cover the aggregate amount of the Termination Payments payable to the holders of Subscription Receipts, pursuant to the Subscription Receipt Agreement Pembina will be required to pay to the Subscription Receipt Agent, as agent on behalf of the holders of Subscription Receipts, the deficiency between the amount of Escrowed Funds at the Termination Time and the aggregate of the Termination Payments due to the holders of Subscription Receipts. In either case, holders of Subscription Receipts will be required to rely on the Corporation to repay such funds as sufficient amounts will no longer be held in escrow.

Risks Relating to the Acquisition

Closing of the Acquisition

It is expected that the Offering Closing Date will occur prior to the Acquisition Closing Date. The closing of the Acquisition is subject to certain conditions, including the receipt of the Regulatory Approvals and the satisfaction or waiver of other customary closing conditions. See “The Acquisition – Purchase and Sale Agreement”. However, there can be no assurance that the conditions will be satisfied or waived on a timely basis, or at all. As such, there can be no assurance that the Acquisition will be completed or, if completed, will be on the terms described in this Prospectus Supplement. If the Escrow Release Notice and Direction is not delivered on or prior to the Termination Time, the Subscription Receipt Agent will pay to each holder of Subscription Receipts, no earlier than the third business day following the Termination Date, the applicable Termination Payment, and any remaining Escrowed Funds after the payment of the Termination Payments shall be paid by the Subscription Receipt Agent to the Corporation. Accordingly, holders of Subscription Receipts would not participate in any increase in the trading price of the Common Shares and would be restricted from using the funds devoted to the purchase of the Subscription Receipts for any other investment opportunities until such funds are returned. See “Details of the Offering”.

Although closing of the Acquisition is expected to occur in the first half of 2024, the Purchase and Sale Agreement allows the transaction to close as late as October 1, 2024 in certain circumstances. During the period prior to closing, Enbridge is required to carry on the business of the Acquired Business in the ordinary course. However, there can be no assurance that the business, operations and assets of the Acquired Business may not be adversely affected by intervening events given a potentially long interim period prior to closing the Acquisition. While it is a condition to closing the Acquisition that no “material adverse effect” has occurred with respect to the Conveyed Interests, taken as a whole, it is possible that the Acquired Business could be significantly affected prior to such a condition not being satisfied.

A substantial delay in obtaining the Regulatory Approvals or the imposition of unfavourable terms and/or conditions in such approvals could have a material adverse effect on the Corporation’s ability to complete the Acquisition and on the Corporation’s business, financial condition or results of operations.

Reliance Under the Transition Services Agreement

Pursuant to the Transition Services Agreement, Enbridge will provide (or cause its applicable affiliate to provide) certain services to Pembina (or its applicable affiliate) to assist Pembina in the operation of the portions of the

Acquired Business that are currently operated by Enbridge under a COSA. See “The Acquisition – Purchase and Sale Agreement – Transition Services Agreement”. As a result, Pembina will be reliant on Enbridge’s personnel, contractual compliance, expertise, technical resources and information systems, proprietary information and judgment in providing the services under the Transition Services Agreement, where the Corporation’s ability to manage operational risks may be limited. There can be no assurance that the services provided by Enbridge pursuant to the Transition Services Agreement will be adequate for the Corporation to conduct the operations of the Acquired Business and to facilitate the efficient and effective transition of business operations as currently contemplated, or at all. If Enbridge does not perform the services under the Transition Services Agreement as currently contemplated, the business, financial condition and future performance of the Acquired Business and the Corporation may be negatively affected. If, after the expiration of the Transition Services Agreement, Pembina is unable to perform these services, Pembina may experience operational difficulties and an increase in its costs. In addition, the costs for the services to be provided under the Transition Services Agreement may be higher than the costs for such services when the Transition Services Agreement was agreed to.

Failure to Realize the Anticipated Benefits of the Acquisition

The Corporation believes that the Acquisition will provide certain benefits to the Corporation. There is a risk that some or all of the benefits of the Acquisition, including those described under “The Acquisition – Acquisition Rationale”, may fail to materialize or may not occur within the time periods anticipated by the Corporation. The realization of such benefits may be affected by a number of factors including those disclosed in this Prospectus Supplement and the Prospectus and the documents incorporated by reference into the Prospectus, many of which are beyond the control of the Corporation.

The ability to realize the anticipated benefits of the Acquisition, including anticipated growth and potential synergies, will depend in part on Pembina’s ability to effectively operate the portions of the Acquired Businesses that are currently operated by Enbridge under a COSA. To effectively operate all of the assets of the Acquired Business, Pembina must establish appropriate operational, administrative, finance, management systems and controls functions relating to the Acquired Business, some of which will require that the necessary personnel currently employed at Enbridge continue their employment with Pembina following closing of the Acquisition, as provided for in the Purchase and Sale Agreement. This will require attention from Pembina’s management team. This diversion of management attention, as well as any other difficulties which Pembina may encounter in completing the transition of operatorship (including attracting and retaining the necessary personnel) and integrating the Acquired Business, could have an adverse impact on Pembina’s business, financial condition, results of operations and cash flows. The transition and integration process may result in the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of Pembina to achieve all or some of the anticipated benefits of the Acquisition. There can be no assurance that Pembina will be able to effectively transition operatorship and operate the Acquired Business following closing of the Acquisition.

Increased Indebtedness

If the Acquisition is completed on the terms contemplated in the Purchase and Sale Agreement, the Corporation anticipates that it will borrow up to $● under the Corporation’s existing credit facilities, or through the issuance of debt securities, in order to fund the remaining portion of the Purchase Price. Such additional indebtedness will represent a material increase in the Corporation’s consolidated indebtedness and will increase the Corporation’s interest expense and debt service obligations and may have an adverse effect on the Corporation’s results of operations and/or credit ratings. In addition, the existing indebtedness of Alliance, which is expected to total approximately $327 million as of December 12, 2023, will be assumed by Pembina as part of the Acquisition and included in the Corporation’s consolidated indebtedness upon closing of the Acquisition.

The Corporation’s existing and future level of indebtedness, including the addition of the existing and future indebtedness of Alliance and Aux Sable, could have important consequences to the Corporation, including: having a negative effect on the Corporation’s credit ratings; the Corporation’s ability to obtain additional financing, if necessary, for working capital, capital expenditures, debt service requirements, acquisitions or and general corporate or other purposes may be impaired or such financing may not be available on favourable terms; the Corporation’s ability to declare dividends, including dividends on the Common Shares, may be impaired; it may limit Corporation’s ability to adjust to changing market conditions and place the Corporation at a competitive disadvantage compared to its competitors that have less debt; and the Corporation may be more vulnerable to a downturn in the Corporation’s business or in general economic conditions.

The Corporation’s ability to service its increased debt will depend upon, among other things, its future financial and operating performance, which will be affected by prevailing economic conditions, interest rate fluctuations and financial, business, regulatory and other factors, some of which are beyond the Corporation’s control. If the Corporation’s operating results are not sufficient to service its current or future indebtedness, the Corporation may be forced to take actions such as reducing dividends, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing its debt, or seeking additional equity capital.

See “Risk Factors – General Risk Factors – Debt Service” and “ Risk Factors – General Risk Factors – Credit Ratings” in the AIF.

Acquisition and Related Costs

The Corporation expects to incur significant costs associated with completing the Acquisition. The substantial majority of such costs will be non-recurring expenses resulting from the Acquisition and will consist of transaction costs related to the Acquisition and costs related to the assumption by Pembina of operatorship of the assets of the Acquired Business and the integration of the Acquired Business into the Corporation’s business. Additional unanticipated costs may be incurred in the assumption of operatorship of the assets of the Acquired Business and the integration of the Acquired Business into the Corporation’s business.

AUDITORS, TRANSFER AGENT, AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Professional Accountants, Calgary, Alberta, Canada.

The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta, and Toronto, Ontario. The co-registrar and transfer agent for the Common Shares in the United States is Computershare Investor Services U.S., at its principal offices in Golden, Colorado. The registrar and transfer agent for the Subscription Receipts will be the Subscription Receipt Agent at its principal offices in Calgary, Alberta, and Toronto, Ontario.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon, on behalf of the Corporation, by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to matters of U.S. law. Certain legal matters relating to the Offering will be passed upon, on behalf of the Underwriters, by Stikeman Elliott LLP, with respect to matters of Canadian law, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of U.S. law.

INTERESTS OF EXPERTS

As at the date of this Prospectus Supplement, the partners and associates of Blake, Cassels & Graydon LLP, as a group, the partners and associates of Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than one percent of any class of securities of the Corporation.

KPMG LLP has confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. KPMG LLP has also confirmed that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part: (i) the documents referred to under “Documents Incorporated by Reference”; (ii) the consent of Blake, Cassels & Graydon LLP, the Corporation’s Canadian legal counsel; (iii) the consent of the Corporation’s independent registered public accounting firm, KPMG LLP; and (iv) powers of attorney from directors and officers of the Corporation.

Base Shelf Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities (except in respect of any purchasers pursuant to an “at-the-market distribution” (as defined herein)). This short form prospectus has been filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Pembina Pipeline Corporation at #4000, 585 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Telephone (403) 231-7500, and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 13, 2023

PEMBINA PIPELINE CORPORATION

Common Shares

Preferred Shares

Warrants

Debt Securities

Subscription Receipts

Units

Pembina Pipeline Corporation (“Pembina” or the “Corporation”) may offer and issue to the public from time to time: (a) common shares in the capital of the Corporation (the “Common Shares”); (b) Class A preferred shares, issuable in series, in the capital of the Corporation (the “Preferred Shares”); (c) warrants to purchase Common Shares (the “Warrants”); (d) bonds, debentures, notes or other evidence of indebtedness of any kind, nature or description of the Corporation (collectively, the “Debt Securities”); (e) subscription receipts of the Corporation (the “Subscription Receipts”); or (f) units comprising any combination of the foregoing, (the “Units” and, together with the Common Shares, the Preferred Shares, the Warrants, the Debt Securities and the Subscription Receipts, collectively, the ”Securities”) during the 25-month period that this short form base shelf prospectus, including any amendments hereto (the “Prospectus”), is valid.

The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions and other factors the Corporation may consider relevant at the time of sale and set out in one or more shelf prospectus supplements (each, a “Prospectus Supplement”). The Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law.

The Corporation is a foreign private issuer that is permitted, under a multi-jurisdictional disclosure system adopted by Canada and the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Pembina’s financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and, accordingly, may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the purchase of Securities may have tax consequences, both in Canada and the United States, which may not be fully described herein or in any applicable Prospectus Supplement. Prospective investors should read the tax disclosure in this Prospectus and any applicable Prospectus Supplement and consult with an independent tax advisor.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The ability of prospective investors to enforce civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of the Province of Alberta, Canada, that some or all of its directors and officers are residents of Canada, that some or all of the experts named in this Prospectus are residents of Canada and that all or a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. See “Enforceability of Civil Liabilities”.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (a) in the case of Common Shares, the number of Common Shares offered, the offering price and currency (in the event the offering is a fixed price distribution), the manner in which the offering price and currency will be determined (in the event the offering is a non-fixed price distribution) and any other terms specific to the Common Shares being offered; (b) in the case of Preferred Shares, the designation of the particular series of Preferred Shares, the number of Preferred Shares offered, the offering price or the manner of determining the offering price, the currency in which the Preferred Shares are offered, any voting rights, the dividend rate, the dividend payment dates, any terms for redemption at the option of Pembina or the holder or otherwise, any exchange or conversion terms and any other terms specific to the Preferred Shares being offered; (c) in the case of Warrants, the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, any mechanics or procedures that will result in the adjustment of the number Common Shares purchasable upon exercise of the Warrants, the exercise price, dates and periods of exercise of the Warrants, the currency in which the Warrants are offered and any other terms specific to the Warrants being offered; (d) in the case of Debt Securities, the specific designation of the Debt Securities, the aggregate principal amount, the currency in which the Debt Securities are offered, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction at the option of Pembina or the holder or otherwise, any exchange or conversion terms, whether the Debt Securities are senior or subordinated indebtedness of Pembina and any other terms specific to the Debt Securities being offered; (e) in the case of Subscription Receipts, the number of Subscription Receipts offered, the offering price, the currency in which the Subscription Receipts are offered, the terms, conditions and mechanics or procedures for the conversion or exercise of such Subscription Receipts into or for Common Shares or other securities or pursuant to which the holders thereof will become entitled to receive Common Shares or such other securities and any other terms specific to the Subscription Receipts being offered; and (f) in the case of Units, the number of Units offered, the offering price, the currency in which the Units are offered, the terms of the Units and of the securities comprising the Units and any other terms specific to the Units being offered. The Corporation may also include in a Prospectus Supplement specific terms pertaining to the Securities which are not within the parameters set out in this Prospectus.

All information permitted under applicable Canadian securities legislation to be omitted from this Prospectus will be established at the time of each offering of Securities and will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers, together with this Prospectus, except in respect of any sales pursuant to an “at-the-market distribution” (as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”)). Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus for the purposes of Canadian securities legislation as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which the Prospectus Supplement pertains.

Securities offered pursuant to this Prospectus and any related Prospectus Supplement will constitute a public offering of such Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. Pembina may offer and sell the Securities: (a) to or through underwriters or dealers purchasing as principals; (b) directly to one or more purchasers; or (c) through agents,

i

where permitted by law, in each case for cash or other consideration. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as applicable, engaged by Pembina in connection with the offering and sale of such Securities, and will set out the terms of the offering of such Securities, including the method of distribution of such Securities, the net proceeds to Pembina from the offering, if determinable, and any fees, discounts or any other compensation payable to the underwriters, dealers or agents, as applicable, and any other material terms of the plan of distribution. The Securities may be offered and sold from time to time in one or more transactions at fixed prices or non-fixed prices, with such prices determined by reference to the prevailing price of the Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, including sales in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities, and as set out in the accompanying Prospectus Supplement. The prices at which Securities may be offered may vary as between purchasers and during the period of distribution of the Securities. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation, as applicable, will be increased or decreased by the amount by which the aggregate price paid for such Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents, as applicable, to Pembina. See “Plan of Distribution”.

Except as set out in a Prospectus Supplement relating to a particular offering of Securities, in connection with any offering of Securities, other than an “at-the-market distribution”, and subject to applicable laws, the underwriters, dealers or agents, as applicable, may over-allot or effect transactions intended to stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter of, or dealer involved in, an “at-the-market distribution” under this Prospectus, nor any person or company acting jointly or in concert with any such underwriter or dealer, may enter into any transaction that is intended to stabilize or maintain the market price of the offered Securities or securities of the same class as the Securities distributed under the “at-the-market distribution” pursuant to this Prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter or dealer creating an over-allocation position in the Securities. See “Plan of Distribution”.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The issued and outstanding Common Shares of the Corporation are listed and posted for trading on the TSX under the symbol “PPL” and on the NYSE under the symbol “PBA”. On December 12, 2023, the last trading day on the TSX and NYSE before the date of this Prospectus, the closing price of the Common Shares on the TSX and on the NYSE was $45.31 and US$33.34, respectively. The issued and outstanding Class A Preferred Shares, Series 1, Class A Preferred Shares, Series 3, Class A Preferred Shares, Series 5, Class A Preferred Shares, Series 7, Class A Preferred Shares, Series 9, Class A Preferred Shares, Series 15, Class A Preferred Shares, Series 17, Class A Preferred Shares, Series 19, Class A Preferred Shares, Series 21, Class A Preferred Shares, Series 22 and Class A Preferred Shares, Series 25 of Pembina are listed and posted for trading on the TSX under the symbols “PPL.PR.A”, “PPL.PR.C”, “PPL.PR.E”, “PPL.PR.G”, “PPL.PR.I”, “PPL.PR.O”, “PPL.PR.Q”, “PPL.PR.S”, “PPL.PF.A”, “PPL.PF.B” and “PPL.PF.E”, respectively. On December 12, 2023, the last trading day on the TSX before the date of this Prospectus, the closing prices of the Series 1, Series 3, Series 5, Series 7, Series 9, Series 15, Series 17, Series 19, Series 21, Series 22 and Series 25 Class A Preferred Shares on the TSX were $19.50, $17.70, $16.65, $17.62, $19.56, $18.58, $18.40, $22.58, $19.22, $22.85 and $19.81, respectively.

There is no market through which the Preferred Shares, Warrants, Debt Securities, Subscription Receipts or Units issuable pursuant to this Prospectus and any applicable Prospectus Supplement may be sold and purchasers may not be able to resell the Preferred Shares, Warrants, Debt Securities, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Warrants, Debt Securities, Subscription Receipts and Units will not be listed on any securities or stock exchange. This may affect the

ii

pricing of the Preferred Shares, Warrants, Debt Securities, Subscription Receipts and Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Warrants, Debt Securities, Subscription Receipts and Units, and the extent of issuer regulation. See “Risk Factors”.

Each offering of Securities is subject to approval of certain legal matters on behalf of Pembina by Blake, Cassels & Graydon LLP.

Investing in the Securities offered by this Prospectus and any applicable Prospectus Supplement involves risks. See “Risk Factors”.

As of the date of this Prospectus, Pembina has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined herein). See “Reliance on Exemptions for Well-Known Seasoned Issuers”.

The principal and registered offices of the Corporation are located at #4000, 585 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

Anne-Marie N. Ainsworth, Cynthia Carroll, Ana Dutra and Bruce D. Rubin, directors of the Corporation, each reside outside of Canada and have appointed the Corporation as agent for service of process at #4000, 585 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

iii

GLOSSARY

In this Prospectus, the following terms have the meanings set out below.

“ABCA” means the Business Corporations Act (Alberta), as amended, including the regulations promulgated thereunder.

“AIF” means the annual information form of Pembina dated February 23, 2023 for the year ended December 31, 2022.

“Annual MD&A” means the management’s discussion and analysis of the financial and operating results of Pembina dated February 23, 2023 for the year ended December 31, 2022.

“Board” means the board of directors of Pembina.

“Class A Preferred Shares” means the Class A preferred shares, issuable in series, in the capital of Pembina.

“Class B Preferred Shares” means the Class B preferred shares in the capital of Pembina.

“Common Shares” means the common shares in the capital of Pembina.

“Corporation” or “Pembina” means Pembina Pipeline Corporation, a corporation organized under the laws of the Province of Alberta, Canada and, unless the context requires otherwise, includes its subsidiaries.

“Debt Securities” means the bonds, debentures, notes or other evidence of indebtedness of any kind, nature or description of the Corporation that may be issued from time to time under this Prospectus and one or more Prospectus Supplements.

“GAAP” means generally accepted accounting principles in effect from time to time in Canada.

“Information Circular” means the management information circular of Pembina dated March 17, 2023 relating to the annual meeting of Shareholders held on May 5, 2023.

“Interim MD&A” means the management’s discussion and analysis of the financial and operating results of Pembina for the three and nine months ended September 30, 2023.

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements.

“NI 44-102” means National Instrument 44-102 – Shelf Distributions.

“NYSE” means the New York Stock Exchange.

“Option Plan” means the stock option plan of Pembina approved by the Shareholders on May 26, 2011, as amended effective November 20, 2016, February 26, 2020, August 3, 2022 and August 3, 2023, respectively. For further information with respect to the Option Plan, see “Information about the long-term incentive plans – Stock option plan” in the Information Circular.

“Options” means the options to purchase Common Shares granted by Pembina under the Option Plan.

“Preferred Shares” means the Class A Preferred Shares that may be issued from time to time under this Prospectus and one or more Prospectus Supplements.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means, collectively, the Common Shares, the Preferred Shares, the Warrants, the Debt Securities, the Subscription Receipts and the Units that may be issued from time to time under this Prospectus and one or more Prospectus Supplements.

“Series 1 Class A Preferred Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 1 of the Corporation, issued on July 26, 2013.

“Series 1 Subordinated Notes” means the 4.80% fixed-to-fixed rate subordinated notes, Series 1 due January 25, 2081 of the Corporation, issued on January 25, 2021.

“Series 3 Class A Preferred Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 3 of the Corporation, issued on October 2, 2013.

“Series 5 Class A Preferred Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 5 of the Corporation, issued on January 16, 2014.

“Series 5 Medium Term Notes” means the 3.54% medium term notes, Series 5 of the Corporation, issued on February 2, 2015 and June 22, 2023 and maturing on February 3, 2025.

“Series 6 Medium Term Notes” means the 4.24% medium term notes, Series 6 of the Corporation, issued on June 16, 2015 and June 22, 2023 and maturing on June 15, 2027.

“Series 7 Class A Preferred Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 7 of the Corporation, issued on September 11, 2014.

“Series 9 Class A Preferred Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 9 of the Corporation, issued on April 10, 2015.

“Series 14 Medium Term Notes” means the 2.56% medium term notes, Series 14 of the Corporation, issued on September 12, 2019 that matured on June 1, 2023.

“Series 15 Class A Preferred Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 15 of the Corporation, issued on October 2, 2017.

“Series 17 Class A Preferred Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 17 of the Corporation, issued on October 2, 2017.

“Series 19 Class A Preferred Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 19 of the Corporation, issued on October 2, 2017.

“Series 19 Medium Term Notes” means the 5.72% medium term notes, Series 19 of the Corporation, issued on June 22, 2023 and maturing on June 22, 2026.

“Series 2021-A Class A Preferred Shares” means the cumulative redeemable fixed-to-fixed rate Class A Preferred Shares, Series 2021-A of the Corporation, issued on January 25, 2021.

“Series 21 Class A Preferred Shares” means the cumulative redeemable minimum rate reset Class A Preferred Shares, Series 21 of the Corporation, issued on December 7, 2017.

“Series 22 Class A Preferred Shares” means the cumulative redeemable floating rate Class A Preferred Shares, Series 22 of the Corporation, issued on March 1, 2023.

“Series 25 Class A Preferred Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 25 of the Corporation, issued on December 16, 2019.

“Shareholders” means the holders of Common Shares.

“Subscription Receipts” means the subscription receipts of Pembina that may be issued from time to time under this Prospectus and one or more Prospectus Supplements.

“TSX” means the Toronto Stock Exchange.

“Units” means the units comprising any combination of Securities that may be issued from time to time under this Prospectus and one or more Prospectus Supplements.

“U.S.” or “United States” means the United States of America.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“Warrants” means the warrants to purchase Common Shares that may be issued from time to time under this Prospectus and one or more Prospectus Supplements.

Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders.

Unless otherwise specified, Pembina’s financial information in this Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with GAAP in effect from time to time, which are currently International Financial Reporting Standards, as issued by the International Accounting Standards Board, and which differ in certain significant respects from United States generally accepted accounting principles. Accordingly, Pembina’s financial statements may not be comparable to the financial statements of U.S. companies.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus, and in certain documents incorporated by reference into this Prospectus, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”).

In addition to the following cautionary statement, with respect to forward-looking statements contained in the documents incorporated by reference herein, prospective purchasers should refer to “Forward-Looking Statements and Information” in the AIF and “Forward-Looking Statements & Information” in the Annual MD&A and the Interim MD&A, as well as the advisories section of any documents incorporated by reference herein that are filed after the date hereof.

All forward-looking statements are based on Pembina’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the forward-looking statement was made and in light of Pembina’s experience and its perception of historical trends. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “could”, “would”, “believe”, “plan”, “intend”, “design”, “target”, “undertake”, “view”, “indicate”, “maintain”, “explore”, “entail”, “forecast”, “schedule”, “objective”, “strategy”, “likely”, “potential”, “aim”, “outlook”, “propose”, “goal” and similar expressions suggesting future events or future performance. In particular, this Prospectus contains forward-looking statements pertaining to the potential use of proceeds from the sale of Securities hereunder and incorporates by reference forward-looking statements pertaining to Pembina’s future plans, growth projects, business strategies and expected results from future operations.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimates set out in forward-looking statements based on information currently available to Pembina at the time such forward-looking statements are made, including those factors and assumptions described under “Forward-Looking Statements and Information” in the AIF and “Forward-Looking Statements & Information” in the Annual MD&A and the Interim MD&A. Pembina believes that the expectations reflected in the forward-looking statements are reasonable as at the date hereof or as at the date specified in the documents incorporated by reference herein, as applicable, but no assurance can be given that these expectations will prove to be correct and the forward-looking statements included in this Prospectus and in the documents incorporated by reference herein should not be unduly relied upon.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These known and unknown risks, uncertainties and other factors include, but are not limited to, the risk factors described under “Risk Factors” in this Prospectus and under “Risk Factors” in the AIF and the Annual MD&A, as well as the other risk factors described in any documents incorporated by reference that are filed after the date hereof. These factors should not, however, be construed as exhaustive.

The forward-looking statements in this Prospectus are made as of the date hereof, and the forward-looking statements in the documents incorporated by reference into this Prospectus are made as of the date of the document in which they are contained. Unless required by law, Pembina does not undertake any obligation to publicly update or revise such forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained or incorporated by reference herein are expressly qualified by this cautionary statement.

NON-GAAP FINANCIAL MEASURES

The documents incorporated by reference in this Prospectus contain references to certain terms that are not specified, defined or determined in accordance with GAAP, including “net revenue”, “adjusted EBITDA” (adjusted earnings before interest, taxes, depreciation and amortization), “adjusted EBITDA per common share”, “adjusted EBITDA from equity accounted investees”, “adjusted cash flow from operating activities” and “adjusted cash flow from operating activities per common share”. These terms are used by management of Pembina to evaluate the performance of Pembina and its businesses. These non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers, and should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures calculated in accordance with GAAP as indicators of Pembina’s performance.

These non-GAAP financial measures have the meanings set out in the Annual MD&A and the Interim MD&A. The specific rationale for, and additional information associated with, each non-GAAP financial measure, including, as applicable, a reconciliation to the most directly comparable measure calculated in accordance with GAAP for the applicable period, are also discussed therein. See “Non-GAAP Measures” in the Annual MD&A and the Interim MD&A.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Pembina at #4000, 585 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Telephone (403) 231-7500. These documents are also available through the internet on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”), which can be accessed at www.sedarplus.ca, and on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), which can be accessed at www.sec.gov.

The following documents filed by Pembina, with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus:

(a)	the AIF;

(b)

the audited annual consolidated financial statements of Pembina as at and for the years ended December 31, 2022 and December 31, 2021, together with the notes thereto and the auditors’ reports thereon;

(c)	the Annual MD&A;

(d)	the Information Circular;

(e)	the unaudited interim condensed consolidated financial statements of Pembina as at and for the three and nine months ended September 30, 2023, together with the notes thereto; and

(f)	the Interim MD&A.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding material change reports filed on a confidential basis), interim financial reports, annual financial statements and the auditors’ reports thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada subsequent to the date of this Prospectus are deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference in this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of Form 6-K and Form 8-K, if and only to the extent expressly set out therein). Pembina may also incorporate by reference in this Prospectus other information filed with or furnished to the SEC under the U.S. Exchange Act, provided that information included in any report on Form 6-K or Form 8-K shall be deemed to be incorporated by reference only if and to the extent expressly set out therein.

Any statement contained in this Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document (or part thereof) which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form being filed by the Corporation with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form and any material change reports filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities hereunder. Upon new annual financial statements, together with the notes thereto and the auditors’ reports thereon, and the related management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the currency of this Prospectus, all previous annual financial statements, interim financial reports and the related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities hereunder.

Upon interim financial reports and the related management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the currency of this Prospectus, all previous interim financial reports and the related management’s discussion and analysis filed prior to the new interim financial report shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities hereunder. In addition, upon a new annual information form being filed by the Corporation with the applicable securities regulatory authorities during the currency of this Prospectus for which the corresponding annual financial statements include at least nine months of the financial results of an acquired business for which a business acquisition report was filed by Pembina and incorporated by reference into this Prospectus, such business acquisition report shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities hereunder. Upon a new information circular in connection with an annual meeting of Shareholders being filed by the Corporation with the applicable securities regulatory authorities during the currency of this Prospectus, the previous information circular filed in connection with an annual meeting of Shareholders shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities hereunder.

One or more Prospectus Supplements containing the specific variable terms for an issue of Securities and other information related to those Securities will be delivered to purchasers of such Securities, together with this Prospectus (except in respect of any sales pursuant to an “at-the-market distribution”), and will be deemed to be incorporated by reference into this Prospectus as of the date of the applicable Prospectus Supplement solely for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement. The Corporation has not authorized anyone to provide prospective investors with different or additional information. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted by law.

MARKETING MATERIALS

Certain “marketing materials” (as that term is defined in NI 41-101) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” (as that term is defined in NI 41-101) of “marketing materials” pertaining to a distribution of Securities and filed by the Corporation after the date of the Prospectus Supplement for the distribution and before the termination of the distribution of such Securities will be deemed to be incorporated by reference in that Prospectus Supplement solely for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

WHERE TO FIND MORE INFORMATION

The Corporation has filed with the SEC, under the U.S. Securities Act, a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete and, in each case, readers should refer to the exhibits to the registration statement for a complete description of the contract, agreement or other document involved. Each time the Corporation sells Securities under the registration statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

The Corporation is subject to the information reporting requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar authority in each of the provinces of Canada and with the SEC. Under a multi-jurisdictional disclosure system adopted by Canada and the United States, documents and other information that are filed by the Corporation with the SEC are generally permitted to be prepared in accordance with Canadian disclosure requirements, which are different from those of the United States. Prospective purchasers may read and download any public document that the Corporation has filed with the securities commission or similar authority in each of the provinces of Canada on Pembina’s profile on SEDAR+ at www.sedarplus.ca. Reports and other information filed by the Corporation with and furnished to the SEC can be read and downloaded on Pembina’s profile on the SEC’s EDGAR website at www.sec.gov.

EXCHANGE RATES

In this Prospectus, all dollar amounts are expressed in Canadian dollars. Accordingly, all references to “$” or “dollars” are to the lawful currency of Canada and all references to “US$” are to the lawful currency of the United States. In this Prospectus, where applicable, and unless otherwise specified, dollar amounts are converted from U.S. dollars to Canadian dollars by applying the daily average rate of exchange for conversion of one U.S. dollar to Canadian dollars, as reported by the Bank of Canada on December 12, 2023.

The following table sets forth, for each of the periods indicated, the period end daily average exchange rate, the average daily exchange rate and the high and low daily average exchange rates of one U.S. dollar in exchange for Canadian dollars, as reported by the Bank of Canada.

	Nine Months Ended September 30,		Year Ended December 31,
	2023	2022	2022	2021	2020
End of Period	$1.3520	$1.3707	$1.3544	$1.2678	$1.2732
Average	$1.3457	$1.2828	$1.3011	$1.2535	$1.3415
High	$1.3807	$1.3726	$1.3856	$1.2942	$1.4496
Low	$1.3128	$1.2451	$1.2451	$1.2040	$1.2718

On December 12, 2023, the daily average rate of exchange for the conversion of one U.S. dollar into Canadian dollars, as reported by the Bank of Canada, was US$1.00 equals $1.3599.

ENFORCEABILITY OF CIVIL LIABILITIES

Pembina is a corporation organized under and governed by the laws of the Province of Alberta, Canada and its principal place of business is in Canada. Some or all of its directors and officers and some or all of the experts named in this Prospectus are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of Pembina’s assets and the assets of such persons are located outside of the United States. As a result, it may be difficult for purchasers in the United States to effect service of process within the United States upon those directors, officers and experts who are not residents of the United States or to enforce against them judgments of United States courts predicated upon civil liability under United States federal securities laws or the securities laws of any state within the United States. Pembina has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada, if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Pembina has also been advised by Blake, Cassels & Graydon LLP that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Pembina filed with the SEC, concurrently with the registration statement on Form F-10 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Pembina appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving Pembina in a United States court arising out of or related to or concerning the offering of Securities under the registration statement of which this Prospectus forms a part.

PEMBINA PIPELINE CORPORATION

Pembina is a leading energy transportation and midstream service provider that has served North America’s energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through Pembina’s integrated value chain, it seeks to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit its customers, investors, employees and communities. For a description of the business and operations of Pembina and its operating divisions, see “Description of Pembina’s Business and Operations” in the AIF and “Segment Results – Business Overview” in the Annual MD&A and the Interim MD&A.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since September 30, 2023 other than the repayment of approximately $358 million of indebtedness under Pembina’s unsecured $1.5 billion revolving credit facility (the “Revolving Credit Facility Repayment”).

PRICE RANGES AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “PPL” and on the NYSE under the symbol “PBA”. The following table sets forth the monthly price ranges for and trading volumes of the Common Shares on the TSX and NYSE from December 1, 2022 to December 12, 2023.

	TSX (PPL)(1)				NYSE (PBA)(1)
Month	High ($)	Low ($)	Close ($)	Volume	High (US$)	Low (US$)	Close (US$)	Volume
2022
December	$49.62	$44.20	$45.96	31,579,728	$36.93	$32.28	$33.95	5,187,836
2023
January	$49.22	$44.44	$47.21	33,471,084	$36.78	$32.80	$35.50	4,208,717
February	$47.37	$44.22	$44.80	42,078,675	$35.58	$32.57	$32.84	4,825,421
March	$46.95	$40.82	$43.78	71,313,793	$34.36	$29.59	$32.40	7,919,460
April	$45.58	$43.90	$44.60	35,562,987	$34.18	$32.16	$32.93	4,343,975
May	$44.80	$40.85	$41.10	46,240,491	$33.09	$30.09	$30.27	6,259,578
June	$43.75	$39.70	$41.65	77,905,105	$32.69	$30.07	$31.44	5,021,688
July	$42.05	$40.19	$41.75	49,512,644	$31.90	$30.25	$31.68	4,206,436
August	$42.42	$40.36	$42.00	33,972,340	$31.65	$29.84	$31.08	6,584,843
September	$42.73	$40.30	$40.84	58,428,363	$31.48	$29.81	$30.06	7,052,442
October	$42.79	$38.79	$42.68	38,734,898	$31.15	$28.15	$30.78	6,467,456
November	$45.49	$42.67	$45.39	37,260,794	$33.48	$30.74	$33.43	7,980,330
December (1-12)	$45.95	$45.05	$45.31	29,686,265	$34.02	$33.15	$33.34	2,674,682

Note:

(1)	Source: Bloomberg. The above table includes only the monthly price ranges for and trading volumes of the Common Shares on the TSX (PPL) and NYSE (PBA).

The Series 1 Class A Preferred Shares, Series 3 Class A Preferred Shares, Series 5 Class A Preferred Shares, Series 7 Class A Preferred Shares, Series 9 Class A Preferred Shares, Series 15 Class A Preferred Shares, Series 17 Class A Preferred Shares, Series 19 Class A Preferred Shares, Series 21 Class A Preferred Shares, Series 22 Class A Preferred Shares and Series 25 Class A Preferred Shares are listed and posted for trading on the TSX under the symbols “PPL.PR.A”, “PPL.PR.C”, “PPL.PR.E”, “PPL.PR.G”, “PPL.PR.I”, “PPL.PR.O”, “PPL.PR.Q”, “PPL.PR.S”, “PPL.PF.A”, “PPL.PF.B” and “PPL.PF.E”, respectively. The following tables set forth the monthly price ranges for and trading volumes of the Series 1, Series 3, Series 5, Series 7, Series 9, Series 15, Series 17, Series 19, Series 21, Series 22 and Series 25 Class A Preferred Shares on the TSX from December 1, 2022 to December 12, 2023.

	Series 1 Class A Preferred Shares (PPL.PR.A)(1)				Series 3 Class A Preferred Shares (PPL.PR.C)(1)				Series 5 Class A Preferred Shares (PPL.PR.E)(1)
Month	High ($)	Low ($)	Close ($)	Volume	High ($)	Low ($)	Close ($)	Volume	High ($)	Low ($)	Close ($)	Volume
2022
December	$17.21	$16.25	$16.93	118,919	$17.25	$15.95	$16.40	106,762	$17.97	$16.60	$17.25	175,357
2023
January	$19.00	$17.01	$18.41	101,125	$18.30	$16.40	$18.00	47,490	$19.27	$17.27	$18.96	156,157
February	$18.55	$18.10	$18.10	72,923	$18.13	$17.36	$17.76	37,055	$18.95	$18.41	$18.58	84,797
March	$18.24	$17.14	$17.45	74,982	$17.75	$16.79	$17.30	46,485	$18.70	$17.55	$18.50	131,692
April	$17.98	$17.07	$17.47	79,788	$17.15	$16.07	$16.93	403,992	$18.41	$17.56	$17.80	155,895
May	$17.60	$16.31	$16.50	79,968	$16.84	$15.71	$15.83	36,182	$17.90	$16.30	$16.50	42,690
June	$17.64	$16.50	$17.55	65,031	$17.00	$15.95	$16.90	34,688	$17.79	$16.52	$17.79	53,517
July	$18.21	$17.40	$18.01	120,418	$17.50	$16.75	$17.50	29,810	$18.20	$17.43	$17.75	55,972
August	$18.48	$17.28	$17.50	266,550	$17.39	$16.41	$16.44	86,482	$17.68	$16.54	$16.54	724,375
September	$18.99	$17.27	$18.56	173,302	$17.94	$16.34	$17.66	55,277	$17.68	$16.53	$17.56	218,871
October	$18.95	$17.97	$18.05	244,312	$17.94	$16.85	$17.06	61,518	$17.77	$16.73	$17.17	75,024
November	$20.09	$17.91	$20.09	328,993	$18.72	$16.86	$18.45	82,529	$18.81	$16.96	$18.78	97,804
December (1-12)	$20.10	$19.50	$19.50	60,080	$18.79	$17.55	$17.70	26,356	$19.00	$16.65	$16.65	30,369

	Series 7 Class A Preferred Shares (PPL.PR.G)(1)				Series 9 Class A Preferred Shares (PPL.PR.I)(1)				Series 15 Class A Preferred Shares (PPL.PR.O)(1)
Month	High ($)	Low ($)	Close ($)	Volume	High ($)	Low ($)	Close ($)	Volume	High ($)	Low ($)	Close ($)	Volume
2022
December	$17.53	$16.10	$16.95	99,244	$19.58	$18.86	$19.38	106,932	$20.83	$19.20	$19.73	193,319
2023
January	$18.80	$16.57	$18.20	72,440	$22.68	$19.39	$21.95	68,998	$22.97	$19.75	$22.37	207,831
February	$18.45	$17.90	$18.01	50,605	$21.75	$21.01	$21.12	208,501	$22.35	$21.25	$21.30	141,684
March	$18.06	$16.58	$17.59	68,707	$21.64	$19.88	$20.52	74,944	$21.38	$20.15	$20.61	157,428
April	$17.83	$16.78	$17.64	58,978	$20.60	$19.56	$19.86	143,276	$21.41	$20.20	$21.40	104,971
May	$17.26	$15.91	$16.29	107,115	$19.92	$18.00	$18.00	123,199	$21.50	$20.00	$20.31	125,834
June	$16.86	$16.01	$16.69	154,796	$19.34	$18.10	$19.05	115,609	$20.75	$19.51	$19.82	127,708
July	$17.62	$16.69	$17.39	111,982	$19.92	$19.01	$19.16	370,564	$19.78	$19.15	$19.70	81,455
August	$17.43	$15.94	$16.01	368,519	$19.52	$17.81	$17.95	332,612	$19.72	$18.27	$18.50	100,266
September	$16.63	$15.86	$16.45	86,501	$19.00	$17.90	$18.80	246,670	$18.69	$17.70	$17.86	108,057
October	$16.84	$15.63	$16.09	207,725	$19.01	$17.20	$17.49	100,562	$17.90	$16.71	$17.27	108,815
November	$17.75	$15.89	$17.40	106,652	$19.75	$17.35	$19.46	86,125	$19.56	$17.27	$19.37	133,005
December (1-12)	$17.97	$16.70	$17.62	38,396	$19.82	$19.29	$19.56	108,074	$19.68	$18.43	$18.58	52,586

	Series 17 Class A Preferred Shares (PPL.PR.Q)(1)				Series 19 Class A Preferred Shares (PPL.PR.S)(1)				Series 21 Class A Preferred Shares (PPL.PF.A)(1)
Month	High ($)	Low ($)	Close ($)	Volume	High ($)	Low ($)	Close ($)	Volume	High ($)	Low ($)	Close ($)	Volume
2022
December	$18.13	$16.67	$17.17	105,699	$23.40	$21.16	$21.84	109,408	$23.97	$23.03	$23.11	133,495
2023
January	$19.40	$17.17	$18.88	64,543	$23.79	$21.35	$23.31	27,723	$24.30	$23.00	$24.03	168,581
February	$19.40	$18.65	$18.90	38,907	$23.20	$22.80	$23.10	72,341	$24.27	$23.75	$23.95	131,455
March	$19.27	$18.00	$18.43	75,276	$23.10	$21.40	$22.07	138,278	$24.26	$22.05	$22.46	94,147
April	$18.75	$17.75	$18.26	250,694	$21.90	$21.21	$21.40	38,531	$23.41	$22.25	$22.60	108,495
May	$18.23	$17.03	$17.20	33,926	$21.45	$19.50	$20.05	28,419	$22.61	$21.71	$21.99	114,770
June	$18.04	$17.20	$17.84	92,586	$21.45	$20.05	$21.06	40,840	$22.50	$20.00	$20.47	105,939
July	$18.58	$17.80	$18.44	38,202	$21.20	$20.22	$20.50	86,521	$20.82	$19.83	$20.05	192,146
August	$18.59	$17.15	$17.41	58,598	$21.11	$19.80	$19.95	203,834	$20.20	$19.37	$19.37	201,940
September	$18.01	$17.38	$18.01	49,064	$20.59	$20.00	$20.57	249,081	$19.69	$18.49	$18.59	149,282
October	$18.32	$17.41	$17.82	97,602	$20.55	$19.68	$20.20	123,585	$18.59	$17.23	$17.83	315,375
November	$19.57	$18.05	$19.55	69,701	$22.29	$20.20	$22.00	56,710	$20.80	$17.65	$20.80	401,119
December (1-12)	$19.55	$18.40	$18.40	29,812	$22.58	$22.05	$22.58	16,867	$20.92	$19.00	$19.22	58,686

	Series 22 Class A Preferred Shares (PPL.PF.B)(1)				Series 25 Class A Preferred Shares (PPL.PF.E)(1)
Month	High ($)	Low ($)	Close ($)	Volume	High ($)	Low ($)	Close ($)	Volume
2022
December	—	—	—	—	$24.61	$23.88	$24.39	169,768
2023
January	—	—	—	—	$25.00	$24.28	$24.62	251,261
February	—	—	—	—	$25.04	$24.45	$24.59	145,015
March	$25.00	$19.50	$19.50	700	$24.80	$23.35	$23.62	157,707
April	$19.50	$19.50	$19.50	—	$24.25	$23.50	$23.85	116,750
May	$22.00	$22.00	$22.00	600	$23.85	$22.88	$23.10	71,703
June	$22.00	$22.00	$22.00	100	$23.50	$21.53	$21.75	57,840
July	$22.00	$22.00	$22.00	—	$22.20	$21.08	$21.15	107,125
August	$23.00	$22.00	$23.00	700	$21.30	$20.40	$20.51	89,396
September	$23.00	$22.00	$23.00	600	$20.73	$19.40	$19.40	91,074
October	$24.00	$23.00	$23.00	1,000	$19.50	$18.24	$18.47	175,166
November	$23.50	$22.37	$22.37	1,251	$21.68	$18.22	$21.68	265,215
December (1-12)	$22.85	$22.37	$22.85	200	$21.70	$19.59	$19.81	102,439

Note:

(1)	Source: Bloomberg. The above tables includes only the monthly price ranges for and trading volumes of the Preferred Shares on the TSX.

On December 12, 2023, the last trading day on the TSX and NYSE before the date of this Prospectus, the closing price of the Common Shares on the TSX and on the NYSE was $45.31 and US$33.34, respectively. On December 12, 2023, the last trading day on the TSX before the date of this Prospectus, the closing prices of the Series 1, Series 3, Series 5, Series 7, Series 9, Series 15, Series 17, Series 19, Series 21, Series 22 and Series 25 Class A Preferred Shares on the TSX were $19.50, $17.70, $16.65, $17.62, $19.56, $18.58, $18.40, $22.58, $19.22, $22.85 and $19.81, respectively.

USE OF PROCEEDS

During the 25-month period that this Prospectus is valid, the Securities may be issued from time to time at the discretion of Pembina. Each Prospectus Supplement will contain specific information concerning the use of the net proceeds from the sale of Securities to which such Prospectus Supplement relates. Unless otherwise specified in the Prospectus Supplement relating to a particular offering of Securities, the Corporation intends to use the net proceeds from the sale of Securities to complete direct or indirect asset and corporate acquisitions, to directly or indirectly finance future growth opportunities, to repay indebtedness, to finance the Corporation’s ongoing capital program, to fund working capital requirements and for other general corporate purposes. For further details with respect to Pembina’s capital expenditures, see the AIF, the Annual MD&A and the Interim MD&A. The amount of the net proceeds from a sale of Securities will be set out in the applicable Prospectus Supplement. The Corporation may invest funds which it does not immediately use, and such investments may include short-term marketable investment grade securities. The Corporation may from time to time issue securities (including Securities) and incur additional indebtedness other than through the issuances of Securities pursuant to this Prospectus.

DESCRIPTION OF THE COMMON SHARES AND THE PREFERRED SHARES

The authorized capital of Pembina consists of an unlimited number of Common Shares, up to 254,850,850 Class A Preferred Shares, issuable in series, and an unlimited number of Class B Preferred Shares, which are deemed to be redeemed if a holder ceases to be a wholly-owned subsidiary of the Corporation. As of December 12, 2023, there were 549,367,523 Common Shares outstanding and 10,834,504 Common Shares issuable pursuant to the exercise of outstanding Options under the Option Plan. In addition, there were 10,000,000 Series 1 Class A Preferred Shares, 6,000,000 Series 3 Class A Preferred Shares, 10,000,000 Series 5 Class A Preferred Shares, 10,000,000 Series 7 Class A Preferred Shares, 9,000,000 Series 9 Class A Preferred Shares, 8,000,000 Series 15 Class A Preferred Shares, 6,000,000 Series 17 Class A Preferred Shares, 8,000,000 Series 19 Class A Preferred Shares, 14,971,870 Series 21 Class A Preferred Shares, 1,028,130 Series 22 Class A Preferred Shares, 10,000,000 Series 25 Class A Preferred Shares and 600,000 Series 2021-A Class A Preferred Shares outstanding as of December 12, 2023. No Class B Preferred Shares were outstanding as of December 12, 2023.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the Class A Preferred Shares, and the Class B Preferred Shares.

Common Shares

Description of the Common Shares

Holders of Common Shares are entitled to receive notice of and to attend all meetings of Shareholders and to one vote at such meetings for each Common Share held. The holders of the Common Shares are, at the discretion of the Board and subject to restrictions under applicable laws, entitled to receive any dividends declared by the Board on the Common Shares and are entitled to share in the remaining property of Pembina upon liquidation, dissolution or winding-up, subject to the rights of the holders of the Class A Preferred Shares and Class B Preferred Shares.

Pembina has a shareholder rights plan (the “Rights Plan”) that was adopted to ensure, to the extent possible, that all Shareholders are treated fairly in connection with any take-over bid for Pembina and to ensure that the Board is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize Shareholder value. The Rights Plan creates a right that attaches to each present and subsequently issued Common Share. Until the Separation Time (as defined in the Rights Plan), which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of the Common Shares, the rights are not separable from the Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquirer, from and after the Separation Time and before certain expiration times, to acquire one Common Share at a substantial discount to the market price at the time of exercise. The Board may waive the application of the Rights Plan in certain circumstances. The Rights Plan was reconfirmed by Shareholders at Pembina’s 2022 annual meeting of Shareholders and must be reconfirmed at every third annual meeting of Shareholders thereafter. A copy of the agreement relating to the Rights Plan has been filed on Pembina’s SEDAR+ and EDGAR profiles on May 13, 2016 and May 31, 2016, respectively.

Class A Preferred Shares

The Class A Preferred Shares are the Preferred Shares that Pembina may offer and issue from time to time under this Prospectus and one or more Prospectus Supplements. For a description of the Class B Preferred Shares, which are a separate class of securities from the Class A Preferred Shares, please refer to “Description of the Capital Structure of Pembina – Class B Preferred Shares” in the AIF.

Subject to certain limitations, the Board may from time to time issue Class A Preferred Shares in one or more series and determine for any such series its designation, number of shares and respective rights, privileges, restrictions and conditions. The Class A Preferred Shares as a class have, among others, the provisions described below. The Class A Preferred Shares were not intended to, and will not, be used by the Corporation for anti-takeover purposes without Shareholder approval.

Each series of Class A Preferred Shares shall rank on parity with every other series of Class A Preferred Shares, and shall have priority over the Common Shares, the Class B Preferred Shares and any other class of shares ranking junior to the Class A Preferred Shares with respect to redemption, the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of Pembina. The Class A Preferred Shares of any series may also be given such preferences, not inconsistent with the provisions thereof, over the Common Shares, the Class B Preferred Shares and over any other class of shares ranking junior to the Class A Preferred Shares, as may be determined by the Board.

The holders of each series of Class A Preferred Shares shall be entitled to receive dividends as and when declared by the Board in respect of such series of Class A Preferred Shares.

In the event of the liquidation, dissolution or winding-up of Pembina, if any cumulative dividends or amounts payable on a return of capital in respect of a series of Class A Preferred Shares are not paid in full, the Class A Preferred Shares of all series shall participate rateably in: (a) the amounts that would be payable on such shares if all such dividends were declared at or prior to such time and paid in full; and (b) the amounts that would be payable in respect of the return of capital as if all such amounts were paid in full, provided that, if there are insufficient assets to satisfy all such claims, the claims of the holders of the Class A Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining shall be applied towards the payment and satisfaction of claims in respect of dividends. After payment to the holders of any series of Class A Preferred Shares of such amounts payable, the holders of such series of Class A Preferred Shares shall not be entitled to share in any further distribution of the property or assets of Pembina in the event of the liquidation, dissolution or winding-up of Pembina.

No series of Class A Preferred Shares shall be convertible into any other class of shares of the Corporation, but may be convertible into another series of Class A Preferred Shares.

Each series of Class A Preferred Shares shall be redeemable by the Corporation on such terms as determined by the Board.

Holders of any series of Class A Preferred Shares shall not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Shares or a series thereof) to receive notice of, attend or vote at any meeting of the shareholders of Pembina, unless the Board shall determine otherwise in the terms of a particular series of Class A Preferred Shares, in which case voting rights shall be provided only in circumstances where Pembina shall have failed to pay a certain number of dividends on such series of Class A Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, shall be determined by the Board and set out in the designations, rights, privileges, restrictions and conditions of such series of Class A Preferred Shares. Other than as set out in the foregoing sentence, the material characteristics of each series of Class A Preferred Shares are substantially the same.

The specific terms of any offering of Preferred Shares, including the designation of the particular series of Preferred Shares, the number of Preferred Shares offered, the offering price or the manner of determining the offering price, any voting rights, the dividend rate, the dividend payment dates, and terms for redemption at the option of Pembina or the holder or otherwise, any exchange or conversion terms and any other specific terms, will be described in one or more Prospectus Supplements. To the extent that any particular terms of the Preferred Shares described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Preferred Shares.

DESCRIPTION OF THE WARRANTS

Warrants may be offered separately or in combination with one or more other Securities. Each series of Warrants will be issued under a separate warrant agreement or indenture to be entered into between the Corporation and one or more financial institutions or trust companies acting as warrant agent. A copy of the warrant agreement or indenture will be filed by the Corporation with the securities commission or similar authority in each of the provinces of Canada and the SEC after it has been entered into by the Corporation and will be available on Pembina’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The applicable Prospectus Supplement will include details of the warrant agreement or indenture governing the Warrants being offered. The warrant agent will act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of warrant certificates or beneficial owners of Warrants.

Holders of Warrants are not Shareholders. The following sets forth certain general terms of the Warrants qualified by this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement. This description will include, where applicable:

(a)	the designation and aggregate number of Warrants offered;

(b)	the price at which the Warrants will be offered;

(c)	the currency or currencies in which the Warrants will be offered;

(d)	the date on which the right to exercise the Warrants will commence and the date on which the right to exercise will expire;

(e)

the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which, and currency or currencies in which, that number of Common Shares may be purchased upon exercise of each Warrant;

(f)	the designation and terms of any other Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each such Security;

(g)	the date or dates, if any, on or after which the Warrants and the other Securities offered with the Warrants be transferable separately;

(h)	whether the Warrants will be subject to redemption or call provisions and, if so, the terms of such redemption or call provisions;

(i)	the material income tax considerations of owning, holding and disposing of the Warrants; and

(j)	any other material terms or conditions of the Warrants.

The Corporation reserves the right to set out in a Prospectus Supplement specific terms of the Warrants that are not within the parameters set out in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set out in this Prospectus shall be deemed to have been superseded by the description of such differing terms set out in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF THE DEBT SECURITIES

The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case, between the Corporation and one or more financial institutions or trust companies organized under the laws of Canada, or any province thereof and authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Corporation with the securities commission or similar authority in each of the provinces of Canada after it has been entered into and will be available on Pembina’s profile on SEDAR+ at www.sedarplus.ca.

General

The Debt Securities may be issued from time to time in one or more series. The Corporation may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

Any Prospectus Supplement for Debt Securities will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including:

(a)	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)	any limit upon the aggregate principal amount of such Debt Securities;

(c)

the currency or currency units for which such Debt Securities may be offered and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(d)	the issue price (at par, at a discount or at a premium) of such Debt Securities;

(e)	the date or dates on which such Debt Securities will be issued and delivered;

(f)	the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date(s);

(g)

the rate or rates per annum (either fixed or floating) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate, and, if applicable, provisions relating to the “reset” or other adjustments to rates of interest payable on Debt Securities during their term;

(h)

the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

(i)	the place or places where the principal and any premium and interest on the Debt Securities are payable;

(j)	if applicable, the provisions for subordination of such Debt Securities to other indebtedness of the Corporation;

(k)	the Trustee under the Trust Indenture pursuant to which such Debt Securities are to be issued;

(l)	any redemption term or terms under which such Debt Securities may be repaid whether at or prior to maturity;

(m)	any repayment or sinking fund provisions;

(n)	any events of default applicable to such Debt Securities;

(o)	whether such Debt Securities are to be issued in registered form or in the form of global securities and the basis of exchange, transfer and ownership thereof;

(p)

any exchange or conversion terms, including terms relating to the exchange or conversion of the Debt Securities into or for Common Shares, Preferred Shares or other securities of the Corporation, and any provisions for the adjustment thereof;

(q)

if applicable, the ability of the Corporation to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities of the Corporation or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

(r)	whether the Corporation will undertake to list the Debt Securities of the applicable series on any securities or stock exchange or automated interdealer quotation system;

(s)	the provisions applicable to the modification of the terms of the Trust Indenture; and

(t)	any other material terms or covenants applicable to such Debt Securities.

The Corporation reserves the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation may, without the consent of the holders thereof, reopen a previously issued series of Debt Securities and issue additional Debt Securities of such series.

Ranking

Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be direct unsecured obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation, as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Corporation from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Corporation, as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of the Corporation issued and outstanding from time to time as described in the applicable Prospectus Supplement. The Corporation reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

Registration of Debt Securities

Debt Securities in Book-Entry Form

Unless otherwise indicated in the applicable Prospectus Supplement, Debt Securities of any series will be issued, in whole or in part, in the form of one or more global securities (each, a “Global Security”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will, to the extent not described below, be described in the Prospectus Supplement relating to such series.

Upon the issuance of a Global Security, the Depositary or its nominee will credit, in its book-entry and registration system, the respective principal amounts of the Debt Securities represented by the Global Security to the accounts of such participants that have accounts with the Depositary or its nominee (“Participants”). Such accounts are typically designated by the underwriters, dealers or agents, as applicable, participating in the distribution of the Debt Securities. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. With respect to the interests of Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee. With respect to the interests of persons other than Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by Participants or persons that hold beneficial interests through Participants.

So long as the Depositary or its nominee is the registered owner of a Global Security, such Depositary or nominee, as applicable, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal, interest and premium, if any, on the Debt Securities represented by a Global Security will be made by the Corporation to the Depositary or its nominee. Pembina expects that the Depositary or its nominee, upon receipt of any payment of principal, interest or premium, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. Payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants.

Provision of notices and other communications by the Depositary to direct Participants, by direct Participants to indirect Participants and by direct and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any applicable requirements as may be in effect from time to time. Beneficial owners of Debt Securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Debt Securities, such as redemptions, tenders, defaults and proposed amendments to the Trust Indenture.

Owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated non-book-entry form, will not be considered to be the owners or holders thereof under the applicable Trust Indenture and the ability of such owners to pledge a Debt Security or otherwise take action with respect to such beneficial interest in a Debt Security (other than through a Participant) may be limited due to the lack of a physical certificate.

No Global Security may be exchanged, in whole or in part, for Debt Securities registered, and no transfer of a Global Security, in whole or in part, may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless: (a) the Depositary is no longer willing or able to discharge properly its responsibilities as depository and Pembina is unable to locate a qualified successor; (b) Pembina, at its option, elects, or is required by law, to terminate the book-entry system through the

Depositary or the book-entry system ceases to exist; or (c) if provided for in the applicable Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), Participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the Debt Securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest. If any of the foregoing events occurs, such Global Security shall be exchanged for certificated non-book-entry Debt Securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

The Corporation, any underwriters, dealers or agents, as applicable, and any Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for: (a) records maintained by the Depositary relating to beneficial ownership interests in the Debt Securities held by the Depositary or the book-entry accounts maintained by the Depositary; (b) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests; or (c) any advice or representation made by or with respect to the Depositary and contained in this Prospectus or in any Prospectus Supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Participants.

Unless otherwise stated in the applicable Prospectus Supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any Debt Securities represented by a Global Security.

Debt Securities in Certificated Form

Debt Securities of any series may be issued in whole or in part in registered form as provided in the applicable Trust Indenture.

In the event that the Debt Securities are issued in certificated non-book-entry form, payment of principal, premium and interest, if any, may be made by cheque mailed to the address of the holders entitled thereto pursuant to the applicable Trust Indenture. Subject to certain limitations, Debt Securities of any authorized form or denomination issued under the applicable Trust Indenture may be transferred or exchanged for Debt Securities of any other authorized form or denomination or denominations, any such transfer or exchange to be for an equivalent aggregate principal amount of Debt Securities of the same series, carrying the same rate of interest and same redemption and other provisions as the Debt Securities so transferred or exchanged. Exchanges of Debt Securities of any series may be made at the offices of the applicable Trustee and at such other places as the Corporation may from time to time designate with the approval of the applicable Trustee and may be specified in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the applicable Trustee will be the registrar and transfer agent for the Debt Securities issued under the applicable Trust Indenture.

DESCRIPTION OF THE SUBSCRIPTION RECEIPTS

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement to be entered into between the Corporation and one or more financial institutions or trust companies acting as escrow agent. A copy of the subscription receipt agreement will be filed by the Corporation with the securities commission or similar authority in each of the provinces of Canada and the SEC after it has been entered into by the Corporation and will be available on Pembina’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The applicable Prospectus Supplement will include details of the subscription receipt agreement governing the Subscription Receipts being offered.

A Subscription Receipt will entitle the holder thereof to receive a Common Share and/or other securities of Pembina, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by Pembina or one or more of its subsidiaries. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by the escrow agent pending completion of the particular transaction or event or the termination time (being the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts will receive Common Shares and/or other securities of Pembina upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts, together with any interest or other income earned thereon, as determined by the terms of the applicable subscription receipt agreement.

Holders of Subscription Receipts are not Shareholders. The following sets forth certain general terms of the Subscription Receipts qualified by this Prospectus. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set out in the applicable Prospectus Supplement. This description will include, where applicable:

(a)	the aggregate number of Subscription Receipts offered;

(b)	the price at which the Subscription Receipts will be offered;

(c)	the currency or currencies in which the Subscription Receipts will be offered;

(d)	the terms, conditions, mechanics and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares or other securities of Pembina;

(e)	the number of Common Shares or other securities of Pembina that may be obtained upon conversion of each Subscription Receipt;

(f)	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each such Security;

(g)	the terms applicable to the holding and release from escrow of the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

(h)	the material income tax considerations of owning, holding and disposing of the Subscription Receipts; and

(i)	any other material terms or conditions of the Subscription Receipts.

The Corporation reserves the right to set out in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the parameters set out in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set out in this Prospectus shall be deemed to have been superseded by the description of such differing terms set out in such Prospectus Supplement with respect to such Subscription Receipts.

DESCRIPTION OF THE UNITS

Pembina may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. The holder of a Unit will also be the holder of each Security comprising the Unit and, accordingly, the holder of the Unit will have the rights and obligations of a holder of each Security comprising the Unit. The unit agreement, if any, pursuant to which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.

The following sets forth certain general terms of the Units qualified by this Prospectus. The specific terms of the Units, and the extent to which the general terms described in this section apply to those Units, will be set out in the applicable Prospectus Supplement. This description will include, where applicable:

(a)	the aggregate number of Units offered;

(b)	the price at which the Units will be offered;

(c)	the currency or currencies in which the Units will be offered;

(d)	the terms of the Units and of the Securities comprising the Units, including whether and under which circumstances such Securities may be transferred separately;

(e)	any provisions for the issuance, payment, settlement, transfer, adjustment or exchange of the Units or of the Securities comprising the Units; and

(f)	any other material terms or conditions of the Units.

The Corporation reserves the right to set out in a Prospectus Supplement specific terms of the Units that are not within the parameters set out in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set out in this Prospectus shall be deemed to have been superseded by the description of such differing terms set out in such Prospectus Supplement with respect to such Units.

EARNINGS COVERAGE RATIOS

The following consolidated earnings coverage ratios of the Corporation have been prepared and included in this Prospectus in accordance with applicable disclosure requirements under Canadian securities legislation and have been calculated for the twelve month period ended December 31, 2022, based on audited financial information, and for the twelve month period ended September 30, 2023, based on unaudited financial information. The earnings coverage ratios set out below do not purport to be indicative of earnings coverage ratios for any future periods and do not give effect to the issuance of Securities that may be issued pursuant to this Prospectus and any Prospectus Supplement, since the aggregate number or principal amounts and the terms of such Securities are not presently known.

The Corporation’s earnings coverage ratio for the twelve month period ended December 31, 2022 has been adjusted to give effect to: (a) the conversion, on a one-for-one basis, of 1,028,130 Series 21 Class A Preferred Shares into 1,028,130 Series 22 Class A Preferred Shares on March 1, 2023, as if such conversion had occurred on January 1, 2022; (b) the repayment of the $600 million aggregate principal amount of Series 14 Medium Term Notes at maturity on June 1, 2023, as if such repayment had occurred on January 1, 2022; and (c) the issuance by the Corporation of $100 million aggregate principal amount, through a re-opening, of Series 5 Medium Term Notes, $100 million aggregate principal amount, through a re-opening, of Series 6 Medium Term Notes and $300 million aggregate principal amount of Series 19 Medium Term Notes on June 22, 2023 and the use of proceeds therefrom, as if such Series 5 Medium Term Notes, Series 6 Medium Term Notes and Series 19 Medium Term Notes were issued and the proceeds therefrom used as at January 1, 2022. In addition, the Corporation’s earnings coverage ratios for the twelve month periods ended December 31, 2022 and September 30, 2023 have been adjusted to give effect to the Revolving Credit Facility Repayment, as if such repayment had occurred on January 1, 2022 for the twelve month period ended December 31, 2022 and on October 1, 2022 for the twelve month period ended September 30, 2023.

	Twelve Month Period Ended December 31, 2022	Twelve Month Period Ended September 30, 2023
Earnings coverage ratio(1)	6.0x	3.6x

Note:

(1)

Earnings coverage is equal to profit attributable to the Shareholders before borrowing costs and income taxes divided by borrowing costs (including capitalized costs) and dividend obligations on the Class A Preferred Shares.

Pembina’s dividend requirements on all of its Class A Preferred Shares, adjusted to a before-tax equivalent, amounted to $136 million for the twelve month period ended December 31, 2022, using an effective income tax rate of 8%, and $157 million for the twelve month period ended September 30, 2023, using an effective income tax rate of 22%. The Corporation’s adjusted interest expense requirements amounted to approximately $472 million for the twelve month period ended December 31, 2022 and approximately $448 million for the twelve month period ended September 30, 2023 (adjusted as described above for the twelve month periods ended December 31, 2022 and September 30, 2023, respectively). Pembina’s profit or loss attributable to the Shareholders before adjusted interest expense and income tax for the twelve month period ended December 31, 2022 was $3,665 million and Pembina’s profit or loss attributable to the Shareholders before interest expense and income tax for the twelve month period ended September 30, 2023 was $2,158 million, which are 6.0 times and 3.6 times Pembina’s aggregate dividend and interest expense requirements for such periods, respectively.

PLAN OF DISTRIBUTION

The Corporation may offer and sell the Securities: (a) to or through underwriters or dealers purchasing as principals; (b) directly to one or more purchasers; or (c) through agents, where permitted by law, in each case for cash or other consideration. The Securities may be offered and sold from time to time in one or more transactions at fixed prices or non-fixed prices, with such prices determined by reference to the prevailing price of the Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, including sales in transactions that are “at-the-market distributions” (as defined in NI 44-102), including sales made directly on the TSX, the NYSE or other existing trading markets for the Securities, and as set out in an accompanying Prospectus Supplement. The prices at which Securities may be offered may vary as between purchasers and during the period of distribution of the Securities. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation, as applicable, will be increased or decreased by the amount by which the aggregate price paid for such Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents, as applicable, to Pembina.

The Prospectus Supplement for any of the Securities being offered will set out the terms of the offering of those Securities, including the name or names of any underwriters, dealers or agents, as applicable, the number of Securities offered, the offering price of the Securities (in the event the offering is a fixed price distribution) or the manner in which the offering price will be determined (in the event the offering is a non-fixed price distribution), the currency or currencies in which the Securities will be offered, the net proceeds to the Corporation from the offering, if determinable, any underwriting fees or discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers or agents, and any other material terms of the plan of distribution. Underwriters named in the applicable Prospectus Supplement are deemed to be underwriters only in connection with the Securities offered by that Prospectus Supplement. If underwriters purchase Securities as principal, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement, if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. The Securities may also be sold directly by the Corporation at prices and upon terms agreed to by the purchaser and the Corporation or through agents designated by the Corporation from time to time. Any agent involved in the offering and sale of the Securities pursuant to this Prospectus will be named, and any commissions payable by the Corporation to that agent will be set out, in the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

The Corporation may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered by this Prospectus. Any such commission will be paid out of the Corporation’s general funds or the proceeds of the sale of the Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation, to indemnification against certain liabilities, including liabilities under the U.S. Securities Act and Canadian provincial securities legislation, as applicable, or to contribution with respect to payments that those underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Corporation in the ordinary course of business.

Any offering of Securities, other than Common Shares, will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, such Securities will not be listed on any securities or stock exchange. Certain underwriters, dealers or agents, as applicable, may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any such underwriter, dealer or agent will make a market in such Securities or as to the liquidity of the trading market, if any, for such Securities.

Except as set out in a Prospectus Supplement relating to a particular offering of Securities, in connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, the underwriters, dealers or agents, as applicable, may over-allot or effect transactions intended to stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter of, or dealer involved in, an “at-the-market distribution” under this Prospectus, nor any person or company acting jointly or in concert with any such underwriter or dealer, may enter into any transaction that is intended to stabilize or maintain the market price of the offered Securities or securities of the same class as the Securities distributed under the “at-the-market distribution” pursuant to this Prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter or dealer creating an over-allocation position in the Securities.

CERTAIN CANADIAN AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax considerations with respect to purchasers who are residents of Canada or who are non-residents of Canada of acquiring, owning and disposing of any Securities offered thereunder, including, to the extent applicable, whether the payments of any dividends, interest or other distributions on the Securities will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain material U.S. federal income tax considerations of the acquisition, ownership and disposition of any Securities offered thereunder by a purchaser who is subject to United States federal taxation.

RISK FACTORS

An investment in the Securities will be subject to various risks including those discussed below and those risks inherent in Pembina’s business. Before deciding whether to invest in any Securities, prospective purchasers should consider carefully the risks discussed below, the risks incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in the Prospectus Supplement relating to a specific offering of Securities.

Discussions of certain risk factors affecting Pembina in connection with its business are provided in Pembina’s disclosure documents filed with the various securities commissions or similar authorities in each of the provinces of Canada, which are incorporated by reference in this Prospectus. In particular, see “Risk Factors” in the AIF and the Annual MD&A.

There is no market through which the Securities (other than the Common Shares) may be sold.

There is currently no market through which any of the Securities (other than the Common Shares) may be sold and the purchasers of such Securities may not be able to resell such securities purchased under this Prospectus and any Prospectus Supplement. There can be no assurance that a secondary market will develop for any of the Preferred Shares, Warrants, Debt Securities, Subscription Receipts or Units that may be issued under this Prospectus and the relevant Prospectus Supplement(s) or that any secondary market which does develop will continue. This may affect the pricing of such Securities in the secondary market, if any, the transparency and availability of trading prices, the liquidity of the Securities and the extent of regulation of such Securities.

The public offering prices of the Securities may be determined by negotiation between Pembina and the underwriters, dealers or purchasers, as applicable, based on several factors and may bear no relationship to the prices at which such Securities will trade in the public market subsequent to such offering. See “Plan of Distribution”.

The Common Shares or other listed Securities may be subject to price and volume fluctuations, and the market price for the Common Shares or other listed Securities, as applicable, following an offering may drop below the offering price.

In recent years, securities markets have experienced considerable price and volume volatility, which may have been unrelated to the financial and operating results of Pembina and not necessarily determined solely by reference to the underlying value of Pembina’s assets. The market price of publicly traded securities is affected by many variables, including the strength of the economy generally, commodity prices, interest rates, credit ratings, the availability and attractiveness of alternative investments and the breadth of the public market for the securities. The effect of these and other factors on the market prices of the Common Shares and Preferred Shares on the stock exchanges on which such securities trade suggests that the future trading price of the Common Shares and other listed Securities may be volatile. Unless otherwise specified in the applicable Prospectus Supplement, the Securities (other than the Common Shares) will not be listed on any securities or stock exchange. However, to the extent that any such Securities are listed on a securities or stock exchange, the trading price of such Securities may be volatile. The market price for such Securities may be affected by numerous factors beyond the control of Pembina. These fluctuations may affect the price of the Common Shares or other listed Securities following an offering, and the market price of the Common Shares or other listed Securities, as applicable, may drop below the offering price. As a result of this volatility, securityholders may not be able to sell their Common Shares or other listed Securities at or above the offering price. Pembina cannot predict at what price the Common Shares or other listed Securities issued by Pembina will trade in the future.

The decision to pay dividends and the amount of such dividends is subject to the discretion of the Board based on numerous factors and may vary from time to time.

The declaration and payment of cash dividends to holders of Common Shares or Preferred Shares are not guaranteed. Although Pembina currently intends to pay quarterly cash dividends to its Shareholders, these cash dividends may be reduced or suspended. The amount of cash available to Pembina to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: Pembina’s financial and operational performance; fluctuations in operating costs; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to equity markets; foreign exchange rates and interest rates; and the risk factors set forth herein and in the documents incorporated by reference herein.

The decision as to whether to pay dividends and the amount of any such dividends are subject to the discretion of the Board, which regularly evaluates Pembina’s proposed dividend payments and the solvency test requirements of the ABCA. In addition, the level of dividends per Common Share will be affected by the number of outstanding Common Shares and other securities that may be entitled to receive cash dividends or other payments, such as Preferred Shares and debt securities, including Debt Securities, which may be entitled to payment in priority to dividends on the Common Shares. Dividends may be increased, reduced or suspended depending on Pembina’s financial and operating results and the performance of its assets. The market value of certain Securities may deteriorate if Pembina is unable to meet dividend expectations in the future, and such deterioration may be material.

Pembina may issue additional Securities in the future which may dilute the holdings of existing securityholders, including holders of Securities purchased hereunder, or which may have priority over existing securityholders.

Pembina may issue additional Securities, which may dilute existing securityholders, including purchasers of the Securities hereunder. Pembina may also issue debt securities that have priority over holders of other Securities with respect to payment in the event of an insolvency or winding-up of Pembina. Securityholders will have no pre-emptive rights in connection with any such further issuances. The Board has the discretion to determine the designation, rights, privileges, restrictions and conditions attached to any series of Preferred Shares, the price and terms of any Debt Securities and the price and terms for any issuances of Common Shares, Preferred Shares, Warrants, Subscription Receipts and Units.

Credit ratings may not reflect all risks of an investment in certain Securities and may change.

The perceived creditworthiness of Pembina and the changes in credit ratings of the Preferred Shares or Debt Securities may affect the market price or value and the liquidity of the Preferred Shares or Debt Securities, as applicable. There is no assurance that any credit rating assigned to the Preferred Shares or Debt Securities will remain in effect for any given period of time or that any credit rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of any credit rating may have an adverse effect on the market value of the Preferred Shares or Debt Securities, as applicable.

Credit ratings may not reflect all risks associated with an investment in the Preferred Shares or Debt Securities. Any credit ratings applied to the Preferred Shares or Debt Securities are, in each case, an assessment of Pembina’s ability to pay its obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Preferred Shares and Debt Securities, as applicable. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Preferred Shares or Debt Securities, as applicable.

Increases in interest rates may cause the market price or value of certain Securities to decline.

Prevailing interest rates will affect the market price or value of the Preferred Shares and Debt Securities. The market price or value of the Preferred Shares and Debt Securities may decline as prevailing interest rates for comparable instruments rise, and increase as prevailing interest rates for comparable instruments decline.

Debt Securities will be effectively subordinated to creditors of Pembina’s subsidiaries.

Pembina carries on the majority of its business through, and the majority of its assets are held by, its subsidiaries. Pembina’s results of operations and ability to service indebtedness, including the Debt Securities, are substantially dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to Pembina in the form of loans, dividends or otherwise. The payment of dividends and the making of loans, advances and other payments to Pembina by its subsidiaries may be subject to statutory or contractual restrictions. Accordingly, the Debt Securities will be effectively subordinated to the current and future liabilities of Pembina’s subsidiaries in such circumstances.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be guaranteed by any of Pembina’s subsidiaries. Therefore, the Debt Securities will be effectively subordinated to the current and future liabilities of Pembina’s subsidiaries and other entities in which Pembina, directly or indirectly, holds an interest. The creditors of those subsidiaries and other entities will have the right to be paid before any cash is distributed by those subsidiaries or other entities to Pembina, which may impair Pembina’s ability to make payment on the Debt Securities. In the event of any bankruptcy, dissolution, liquidation or reorganization of those subsidiaries or other entities, following payment by the subsidiary or other entity of its liabilities, the subsidiary or other entity may not have sufficient assets to make payments to Pembina in its capacity as an equityholder of such subsidiary or other entity.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are KPMG LLP, Chartered Professional Accountants, Calgary, Alberta, Canada.

The registrar and transfer agent for the Common Shares, Series 1 Class A Preferred Shares, Series 3 Class A Preferred Shares, Series 5 Class A Preferred Shares, Series 7 Class A Preferred Shares, Series 9 Class A Preferred Shares, Series 15 Class A Preferred Shares, Series 17 Class A Preferred Shares, Series 19 Class A Preferred Shares, Series 21 Class A Preferred Shares, Series 22 Class A Preferred Shares, Series 25 Class A Preferred Shares and Series 2021-A Class A Preferred Shares is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Investor Services U.S., at its principal offices in Golden, Colorado.

The registrar and transfer agent for the Series 1 Subordinated Notes is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario.

LEGAL MATTERS

Certain legal matters relating to the offer and sale of the Securities will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to matters of U.S. law.

INTERESTS OF EXPERTS

As at the date of this Prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than one percent of any class of securities of the Corporation.

The audited annual consolidated financial statements of Pembina as at and for the years ended December 31, 2022 and December 31, 2021, together with the notes thereto and the auditors’ reports thereon, have been incorporated by reference in this Prospectus in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, and upon the authority of KPMG LLP as experts in accounting and auditing. KPMG LLP has confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. KPMG LLP has also confirmed that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

RELIANCE ON EXEMPTIONS FOR WELL-KNOWN SEASONED ISSUERS

The securities regulatory authorities in each of the provinces of Canada have adopted substantively harmonized blanket orders, including Alberta Securities Commission Blanket Order 44-501 Re Exemption from Certain

Prospectus Requirements for Well-Known Seasoned Issuers, as varied by the Alberta Securities Commission’s Variation of Blanket Order 44-501 (collectively with the equivalent local blanket orders in each of the other provinces of Canada, as amended, modified or varied, the “WKSI Blanket Orders”). This Prospectus has been filed by Pembina in reliance upon the WKSI Blanket Orders, which exempt “well-known seasoned issuers” or “WKSIs” (as such terms are defined in the WKSI Blanket Orders) from, among other things, the requirement to file and obtain a receipt for a preliminary short form base shelf prospectus and certain disclosure requirements with respect to the final short form base shelf prospectus. As of the date hereof, Pembina has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (a) the documents referred to under “Documents Incorporated by Reference” in this Prospectus; (b) the consent of KPMG LLP, the auditors of the Corporation; (c) the consent of Blake, Cassels & Graydon LLP, the Corporation’s Canadian legal counsel; and (d) powers of attorney from the directors and officers of the Corporation.